SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:Half Yearly Report 2011 - Part 1 - Business Review

NEWS RELEASE

                                                                                                                                                       PRUDENTIAL PLC
                                                                                                                                                       GROUP COMMUNICATIONS
                                                                                                                                                       12 ARTHUR STREET
                                                                                                                                                       LONDON EC4R 9AQ
                                                                                                                                                       TEL 020 7220 7588
                                                                                                                                                       FAX 020 7548 3725
                                                                                                                                                       www.prudential.co.uk

5 August 2011

PRUDENTIAL PLC HALF YEAR 2011 RESULTS

CONTINUED PROFITABLE GROWTH AND CASH GENERATION

New Business1:
• Total APE sales of £1,824 million, up 10 per cent
• EEV new business profit margin (% APE) of 59 per cent
• EEV new business profit of £1,069 million, up 20 per cent
• Investment in new business of £297 million (2010: £337 million)

IFRS:
• Operating profit of £1,058 million, up 25 per cent
• Shareholders' funds of £8.5 billion, up 19 per cent (2010: £7.2 billion)

Embedded Value:
• Operating profit of £2,147 million, up 28 per cent
• Shareholders' funds of £19.0 billion, up 14 per cent, equivalent to 745 pence per share

Capital & Dividend:
• Insurance Groups Directive ('IGD') capital surplus estimated at £4.1 billion2
• Underlying free surplus generation up 15 per cent to £1,093 million (2010: £947 million)
• 2011 interim dividend increased by 20 per cent to 7.95 pence per share (2010: 6.61 pence per share), reflecting the upwards rebasing of the dividend at full year 2010

Commenting on the results, Tidjane Thiam, Group Chief Executive, said:

"We have reported another good performance in the first half of 2011.  Against the challenging comparator of 2010, we have increased new business profit and IFRS and EEV operating profits by 20 per cent or more.  The Group continues to generate growing amounts of underlying free surplus, up 15 per cent versus the same period last year.  For the first time, both our IFRS operating profit and our EEV new business profit have exceeded £1 billion for the first six months of the year.  These results have been achieved from a position of financial strength; the Group has a resilient balance sheet, with an IGD capital surplus of £4.1 billion at the half year.

"We have continued to concentrate on the fast growing and highly profitable markets of South-East Asia, and the positive momentum of 2010 has been maintained during the first half of this year, with new business profit up 17 per cent in Asia and 22 per cent in Asia ex-India.  In the US, Jackson is now one of the leading providers of variable annuities in the world's largest retirement market, and we continue to balance sales growth with increasing cash generation and profitability.  Our UK business is performing in line with our strategy, balancing writing new business with generating cash and preserving capital.  In asset management, both M&G and our business in Asia are seeing IFRS profit grow in addition to rising funds under management.

"Our operating principle of putting value over volume, our focus on execution and the investment options the Group's structure and geographic footprint provides, have allowed us to continue to deliver value to shareholders.  We expect to see continued, profitable and cash generative growth in the second half of 2011.  We remain on course to deliver the 2013 profit growth and cash generation objectives we outlined at our investor day last year."

1 Asia 2010 comparative APE new business sales and new business profit exclude the Japanese insurance operations which ceased writing new business from 15 February 2010.
 2 Before allowing for the interim dividend.

Contact:

Media		Investors/Analysts
Ed Brewster	+44 (0)20 7548 3719	David Collins	+44 (0)20 7548 2871
Robin Tozer	+44 (0)20 7548 2776	Andy Rowe	+44 (0)20 7548 3860

Notes to Editors:

1.     The results in this announcement are prepared on two bases: International Financial Reporting Standards ('IFRS') and European Embedded Value ('EEV').  The IFRS basis results form the basis of the Group's statutory financial statements.  The supplementary EEV basis results have been prepared in accordance with the European Embedded Value principles issued by the CFO Forum of European Insurance Companies in May 2004.  Where appropriate the EEV basis results include the effects of IFRS.  Period on period percentage increases are stated on an actual exchange rate basis.

2. Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.

3.     Operating profits are determined on the basis of including longer-term investment returns.  EEV and IFRS operating profits are stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions and the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes.  The operating profit based on longer-term investment returns for 2010 also excludes costs associated with the terminated AIA transaction and the gain arising upon the dilution of the Group's holding in PruHealth.  In addition for EEV basis results, operating profit based on longer-term investment returns excludes the effect of changes in economic assumptions and the mark to market value movement on core borrowings.

4.     In the second half of 2010 the Company amended its presentation of IFRS operating profit for its US insurance operations to exclude the net equity hedge accounting effect relating principally to its variable annuity business and reclassified it as a short-term fluctuation.  Half year 2010 comparatives have been amended to exclude a positive £123 million effect from operating profit before tax.  This is a presentational change and it has no impact on the IFRS profit before tax or the IFRS shareholders' funds.  The change also has no impact on our EEV financial statements.

5. There will be a conference call today for media at 09.00am GMT+1/BST hosted by Tidjane Thiam, Group Chief Executive. Dial-in telephone number: +44 (0)20 3140 0668. Passcode: 480568#.

6.     A presentation to analysts will be webcast live at 11.00am GMT+1/BST from the London Stock Exchange, 10 Paternoster Square, London, EC4M 7LS.  This can be viewed live, and as a replay, on the corporate website via the link below:

http://www.prudential.co.uk/prudential-plc/investors/resultspresentations/resultsday/

Alternatively, a dial-in facility will be available to listen to the presentation: Please allow time ahead of the presentation to join the call (lines open half an hour before the presentation is due to start, i.e. from 10.30am GMT+1/BST).  Dial-in: +44 (0)20 8817 9301.  Playback: +44 (0)20 7769 6425, Passcode: 5277888#.  This will be available from approximately 2.00pm GMT+1/BST on 5 August 2011  until 11.59pm GMT+1/BST on 12 August 2011.

A copy of this announcement can be found at www.prudential.co.uk/prudential-plc/media

7. High resolution photographs are available to the media free of charge at http://www.prudential.co.uk/prudential-plc/media/media_library

8. Total number of Prudential plc shares in issue as at 30 June 2011 was 2,547,717,375.

9. Financial Calendar 2011:

Third Quarter 2011 Interim Management Statement	8 November 2011
Investor Conference	15-17 November 2011
2011 Interim Dividend
Ex-dividend date	17 August 2011 (UK, Irish and Singapore shareholders) 18 August 2011 (Hong Kong shareholders)
Record date	19 August 2011
Payment of dividend	22 September 2011 (UK, Irish and Hong Kong shareholders) On or about 29 September 2011 (Singapore shareholders)

10. About Prudential plc
Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute one of the world's leading financial services groups.  It provides insurance and financial services through its subsidiaries and affiliates throughout the world.  It has been in existence for over 160 years and has £349.5 billion in assets under management (as at 30 June 2011).  Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

11. Forward-Looking Statements
This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives.  Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements.  These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.  By their nature, all forward-looking statements involve risk and uncertainty.  A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement.  Such factors include, but are not limited to, future market conditions, fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union's "Solvency II" requirements on Prudential's capital maintenance requirements; the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes.  These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits.  Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the heading "Risk factors" in Prudential's most recent Annual Report and in Item 3 "Risk Factors" of Prudential's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.  Prudential's most recent Annual Report and Form 20-F are available on its website at www.prudential.co.uk.

Any forward-looking statements contained in this statement are made only as of the date hereof.  Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the Prospectus Rules, the Listing Rules, the Disclosure and Transparency Rules, the Hong Kong Listing Rules or the SGX-ST listing rules.

GROUP CHIEF EXECUTIVE'S REPORT

I am pleased to report a strong performance in the first half of 2011.  We have continued to grow profitability across our business units, implementing with discipline our strategy of focusing on high growth and high margin markets.  EEV new business profit of £1,069 million in the first half is 20 per cent higher than the same period last year (2010: £892 million1).

The Group's strategy continues to deliver higher sales and higher profits while consuming less capital in absolute terms.  In the first half of 2011, new business profit increased 20 per cent while investment in new business reduced by 12 per cent compared to the first half of 2010.  Since the first half of 2008, new business profit has increased 90 per cent while investment in new business has fallen 12 per cent over the same period.

We continue to deliver high returns on capital invested for our shareholders and remain on course to meet the 2013 financial objectives outlined at our investor day in December 2010, which was headlined 'Growth and Cash'.  These objectives - centred on new business profit and IFRS profit growth for Asia, and cash remittances for Asia, the US and the UK - reflect our confidence in the potential of our chosen markets and in our strategy.

Group performance
APE sales were up 10 per cent in life insurance in the first half of 2011 to £1,824 million (2010: £1,655 million1) and new business profit exceeded £1 billion in the first half for the first time.  It has increased by 20 per cent to £1,069 million (2010: £892 million1) as our new business margins increased to 59 per cent (2010: 54 per cent).

On the statutory IFRS basis, our operating profit before tax from continuing operations increased by 25 per cent in the first half of 2011 to £1,058 million (2010: £845 million).  This has also exceeded £1 billion in the first half for the first time.  IFRS shareholders' funds increased in the first half of 2011 to £8.5 billion, up six per cent compared to £8.0 billion as at 31 December 2010 and 19 per cent in the same period in 2010 (£7.2 billion).

On the EEV basis, Group operating profit before tax increased by 28 per cent in the first half of 2011 to £2,147 million (2010: £1,677 million).

Our total investment in new business in the first half of 2011 was £297 million (2010: £337 million1), a reduction of 12 per cent.  Our focus on capital allocation has allowed us to deliver higher profits - new business profit is up 20 per cent with less capital used.

In line with our strategy, asset management's contribution to profits continues to grow, underpinned by strong inflows.  In the first half of 2011, it contributed £259 million, up 34 per cent (2010: £194 million).  Net inflows in our asset management businesses were £3.3 billion (2010: £4.4 billion).  After two years of very high net sales at M&G, as expected, net fund flows have slowed as we had previously indicated.

Since 2008, we have been using free surplus as the primary indicator of our ability to generate cash and capital.  In the first half of 2011, free surplus increased seven per cent to £3.6 billion, up from £3.3 billion at the end of 2010 (30 June 2010: £3.2 billion).

As these results show, we have continued to deliver strong growth on our three key metrics of EEV, IFRS and cash simultaneously, which gives us a unique position among insurance companies.

1 Excludes Japan, which ceased writing new business in 2010.

Our operating performance by business unit
We have maintained our focus on our customers across all our businesses, marketing a suite of products that deliver good value.  We work to design products that meet our customers' needs and are profitable for our shareholders.

Prudential Corporation Asia
In line with our strategy, we have continued to prioritise our investment in the fast growing and highly profitable markets of South-East Asia - Indonesia, Malaysia, Vietnam, Philippines, Thailand - and of Hong Kong and Singapore.  The positive momentum of 2010 has continued into the first half of this year.  The key markets of Indonesia, Singapore, Hong Kong and Malaysia all reported strong double-digit growth in the first half.  Indonesia, with more than 100,000 agents, was for the first time our largest business in Asia in terms of sales.  Our strategy in the region allows us to grow profitability and generate cash at the same time.  Cash remittances to the Group from the region are positive and growing.

As previously highlighted, the market in India has been challenging since Q4 2010.  However we believe that we will begin to see the first signs of improvement by the end of 2011 as we are able to train our extensive agency force to sell a new product suite.  We remain confident about the long-term prospects in India.

Overall, we remain on track to meet our 2013 objectives to double our 2009 new business and IFRS profits.

Distribution, as ever, remains critical to our business in Asia; our unique combination of proprietary agency distribution and bank partnerships continues to deliver excellent results.  Agency will remain the dominant and most profitable channel in Asia for many years to come.  We believe that Prudential's agency distribution platform compares favourably to those of our peer group, whether in terms of scale, training or productivity.  In parallel to our agency force, we will continue developing our presence in the bancassurance channel where we have been enjoying growing success in a number of markets, particularly Hong Kong, Indonesia and Singapore.  The bancassurance channel now represents 30 per cent of total APE (excluding India) across the region.

Jackson National Life
In the US, we have maintained our focus on value over sales volume growth; ensuring sales are delivered at highly profitable margins.  We have maintained our pricing discipline and have been consistent in our approach of not chasing market share for its own sake.  Strong growth has been achieved while preserving at all times our financial discipline.

We continue to benefit from a competitive environment which favours companies with strong financial ratings and a relatively consistent product set.  Jackson has also benefited from its relationships with the independent broker dealer network.  Jackson's success has allowed it to make a remittance of £320 million to Group in the first half of 2011.  This is the most tangible evidence that the strategy we have been following at Jackson is working well as the progress made has translated into profits and more importantly, over time, into cash.

We had expected that, at this point in the variable annuity cycle, increased competition would progressively dampen our growth and/or reduce the extremely high margins we have been capturing.  This has not happened yet.  On the contrary, the strength of our competitive position has allowed us to continue to take proactive steps to optimise the balance between growth, capital and profitability at Jackson.  We expect the impact of these initiatives to become visible towards the end of 2011.

Prudential UK
Our business in the UK is focused and streamlined.  Therefore, it generates differentiated returns relative to the market.  We continue to be a market leader in both individual annuities and with-profits.  The strength of the with-profits fund underpins our ongoing ability to deliver strong IFRS profits and cash.  We have continued to balance the writing of new business with the generation of cash and capital, successfully delivering attractive returns on capital employed.

Our emphasis on value and returns saw the UK business continue to prioritise the retail market, while very selectively participating in the wholesale market.  Wholesale market opportunities have only been pursued when they meet our strict financial criteria and deliver an appropriate return on the capital invested both in terms of quantum but also, and equally important, of payback period.

Asset management
Our asset management businesses have increased their contribution to our profits and to our cash generation, reflecting their high capital efficiency and their 'cash rich' nature.  This is in addition to the value they generate for the Group by achieving attractive returns on the funds they manage on behalf of our customers.

M&G continues to focus on achieving superior investment performance over the longer term for its customers.  Building on its track record of success in the retail investment market, M&G is expanding in Europe.  It has continued to deliver strong sales in the first half of 2011 after two exceptional years.  M&G's retail business in the UK has been number one for gross and net retail sales over 10 consecutive quarters.  Importantly, we have been able to grow not only assets but also IFRS profits.

In Asia, our asset management business had a strong first half.  Funds under management continue to grow, primarily driven by internal funds during the first half.  Net inflows remain volatile, in part driven by the tragic events that affected Japan earlier this year.  IFRS profit continues to grow strongly.

The priorities for our asset management business in Asia are: (i) to develop institutional relationships, securing pan-Asia discretionary mandates; (ii) to increase our focus on Japan and China, as the region's largest and fastest growing markets respectively; and, finally, (iii) to grow our offshore funds business.

Capital and risk management
A strong capital position and balance sheet are at the heart of our strategy and are key buying factors for our customers, who have a long-term relationship with us in all our key markets.  That strength gives confidence to our customers that we will be there to serve them in the long-term, and allows us to grow strongly and write large amounts of new business without putting our customers at risk.  Strict and proactive management and allocation of capital remain a core focus for our Group.

Using the regulatory measure of the Insurance Groups Directive (IGD) before allowing for the interim dividend, our Group capital surplus at 30 June 2011 was estimated at £4.1 billion (30 June 2010: £3.4 billion; 31 December 2010: £4.3 billion1).  The Group's required capital is covered 2.9 times.  This ratio means we continue to be very strongly capitalised.

Dividend
In view of the progress that the Group had made in improving IFRS operating profitability and free surplus generation, the Board decided to rebase the 2010 full-year dividend upwards by 4 pence per share, equivalent to an increase of 20 per cent.  This increase was reflected in full in the 2010 final dividend.  As in previous years the interim dividend has been calculated formulaically as one third of the prior year's full year dividend.  Therefore, the Board has approved an interim dividend of 7.95 pence per share, which translates into an increase of 20 per cent.  The Group's dividend policy, which is to grow the dividend at a sustainable rate from the new higher base established at year end 2010, remains unchanged.

Outlook
Our strong first-half performance is evidence that we have continued to optimise the opportunities available to us for profitable growth.  Our financial strength and focus on cash and capital underpin our financial performance.  We remain on course to deliver our 2013 objectives both in terms of profit growth and cash generation.

There are clear macroeconomic concerns today in the Western world.  The issues around sovereign debt, both in the USA and in the Eurozone, as well as the associated fiscal difficulties, mean that we remain cautious about the outlook in these regions.  While these issues may have some temporary adverse effects across the globe, we continue to believe that our substantial presence in growing and developing markets across Asia put us in a position to continue to deliver relative outperformance in the medium term.

1 Before allowing for the final dividend.

Financial highlights

Life APE new business sales, profits and investment in new business

	Half year 2011			Half year 2010			Change
	Sales	NBP(a)	Free surplus invested in new business	Sales	NBP(a)	Free surplus invested in new business	Sales change	NBP change	Free surplus invest-ment change
	£m	£m	£m	£m	£m	£m	%	%	%
Asia(b)	743	465	129	713	396	123	4	17	5
US	672	458	135	560	361	179	20	27	(25)
UK	409	146	33	382	135	35	7	8	(6)
Total Group	1,824	1,069	297	1,655	892	337	10	20	(12)
(a) New Business Profit (NBP)
(b) Asia amounts exclude Japan, which ceased writing new business in 2010.

New business profit (NBP) margin, IRRs and payback periods

	Half year 2011			Half year 2010
	NBP		Payback	NBP		Payback
	margin	IRR(c)	period	margin	IRR(c)	period
	%	%	(years)%		%	(years)
Asia(b)	63	>20	4	56	>20	3
US	68	>20	2	64	>20	2
UK	36	>20	5	35	>15	5
Total Group	59	>20	3	54	>20	3
(b) Asia amounts exclude Japan, which ceased writing new business in 2010.
(c) IRR = Internal Rate of Return

Shareholder-backed policyholder liabilities and net liability flows

	Half year 2011		Half year 2010		Change
	Shareholder-backed		Shareholder-backed		Shareholder-backed
	Policyholder liabilities	Net liability flows(d)	Policyholder liabilities	Net liability flows(d)	Policyholder liabilities	Net liability flows
	£m	£m	£m	£m	%	%
Asia	18,712	803	15,370	712	22	13
US	64,707	4,216	55,253	3,471	17	21
UK	45,157	(5)	40,550	48	11	(110)
Total Group	128,576	5,014	111,173	4,231	16	19
(d) Defined as movements in shareholder-backed policyholder liabilities arising from premiums, surrenders, maturities and deaths.

Asset management net inflows and profitability
							External funds under management
	Net in-flows			IFRS operating profit
	HY 2011	HY 2010	Change	HY 2011	HY 2010	Change	HY 2011	HY 2010	Change
	£m	£m	%	£m	£m	%	£m	£m	%
M&G	2,922	4,674	(37)	199	143	39	93,350	75,670	23

Total asset management	3,293	4,376	(25)	259	194	34	115,216	96,015	20
Total asset management (ex MMF)(e)	2,910	6,001	(52)
(e) Excludes Asia Money Market Fund (MMF) net flows of positive £383 million (2010: negative £1,625 million).

Operating profit based on longer-term investment returns - IFRS

	Half year 2011		Half year 2010		Change
	Long-term	Total	Long-term	Total	Long-term	Total
	£m	£m	£m	£m	%	%
Asia	326	369	262	298	24	24
US(f)	368	385	327	342	13	13
UK	332	552	307	473	8	17
Other income and expenditure (g)	(2)	(248)	(3)	(268)	33	7
Total Group	1,024	1,058	893	845	15	25
(f) In the second half of 2010 the Company amended the presentation of IFRS operating profit for its US insurance operations to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) and include it in short-term fluctuations. Accordingly, the half year 2010 operating profit has been amended to remove the positive £123 million effect.

(g) Including Solvency II implementation costs, restructuring costs, Asia development costs, Asia Regional Head Office costs and in 2011 the impact of the RPI to CPI inflation measure change for defined benefit pension schemes.

Operating profit based on longer-term investment returns - EEV

	Half year 2011		Half year 2010		Change
	Long-term	Total	Long-term	Total	Long-term	Total
	£m	£m	£m	£m	%	%
Asia	774	817	636	672	22	22
US	831	848	667	682	25	24
UK	537	757	449	615	20	23
Other income and expenditure (h)	(2)	(275)	(3)	(292)	33	6
Total Group	2,140	2,147	1,749	1,677	22	28
(h) Including Solvency II implementation costs, restructuring costs, Asia development costs, Asia Regional Head Office costs, and in 2011 the impact of the RPI to CPI inflation measure charge for defined benefit pension schemes.

Basic earnings per share - based on operating profit after tax and non-controlling interests
	Half year 2011	Half year 2010	Change%
IFRS	32.2 p	25.4 p	27
EEV	61.5 p	48.0 p	28

Balance sheet, cash and capital

	Half year 2011	Half year 2010	Change%
Dividend per share relating to the reporting period	7.95 p	6.61 p	20
Underlying free surplus generated(i)	£1,093m	£947m	15
IGD capital surplus before final dividend(j)	£4.1bn	£3.4bn	21
(i) Underlying free surplus comprises underlying free surplus generated from in-force business less investment in new business.
(j) Estimated.

Group shareholders' funds (including goodwill attributable to shareholders)

	Half year 2011	Half year 2010	Change
	£	£	%
IFRS	£8.5bn	£7.2bn	19
EEV	£19.0bn	£16.7bn	14

	Half year 2011	Half year 2010
	%	%
Return on IFRS shareholders' funds(k)	20	20
Return on embedded value (l)	17	16
(k) Annualised IFRS operating profit after tax and non-controlling interests as percentage of opening IFRS shareholders' funds. Half year profits are annualised by multiplying by two.
(l) Annualised EEV operating profit after tax and non-controlling interests as percentage of opening EEV shareholders' funds. Half year profits are annualised by multiplying by two.

	Half year 2011	Half year 2010	Change%
EEV shareholders' funds per share (including goodwill attributable to shareholders)	745 p	657 p	13
EEV shareholders' funds per share (excluding goodwill attributable to shareholders)	688 p	599 p	15

CHIEF FINANCIAL OFFICER'S OVERVIEW

Prudential has delivered another strong performance in the first six months of 2011 with excellent contributions from all of our businesses, across all of our key financial metrics.  EEV new business profit ('new business profit') was up 20 per cent to £1,069 million (2010: £892 million1) and IFRS operating profit based on longer-term investment returns ('IFRS operating profit') increased 25 per cent to £1,058 million (2010: £845 million).  Net underlying free surplus generation in the period also improved by 15 per cent to £1,093 million (2010: £947 million).  Prudential's ability to deliver on all of these metrics is testament to the quality of our businesses our focus on prioritising value over volume and to our proactive management and allocation of capital.

Growth and profitability
In life insurance, APE sales in the first half of 2011 were up 10 per cent to £1,824 million (2010: £1,655 million1) and new business profit has increased by 20 per cent to £ 1,069 million (2010: £892 million1) as our new business margins reached 59 per cent (2010: 54 per cent1).

In the first half of 2011, Asia produced APE sales of £743 million (2010: £713 million1) and new business profit of £465 million (2010: £396 million1), up four per cent and 17 per cent respectively on the prior period.  If we exclude India, a market which is undergoing significant change following regulatory developments in the second half of 2010, then APE sales and new business profit were up 17 per cent and 22 per cent respectively.

Jackson delivered APE sales of £672 million (2010: £560 million) and new business profit of £458 million (2010: £361 million), up 20 per cent and 27 per cent respectively on the prior period.  The new business margin in the US increased from 64 per cent to 68 per cent in 2011, with Jackson continuing to capitalise on the weakened competitive environment in the US life insurance market.  This margin improvement was driven by our continued focus on variable annuities where APE sales grew by 32 per cent to £589 million (2010: £447 million).  Jackson remains a top three player in variable annuities, however, consistent with our value over volume philosophy, we do not target market share or sales volume and will continue to be opportunist in that market, aiming to maximise profits.

In the UK, we delivered total APE sales of £409 million (2010: £382 million) and new business profit of £146 million (2010: £135 million), up seven per cent and eight per cent respectively.  We continue to prioritise the retail market while participating selectively in the wholesale market when returns meet our financial criteria.  In the first half of 2011, we have written one bulk annuity contract that generated £28 million of APE and £24 million of new business profit.  At a retail level, we delivered APE sales of £381 million (2010: £381 million) and new business profit of £123 million (2010: £134 million) at a margin of 32 per cent (2010: 35 per cent).  The decline in retail margin is due to lower volumes of high margin individual annuities following the end of a partnership agreement and the effects of the change in the minimum retirement age from 50 to 55 in April 2010, which resulted in a temporary increase in sales last year, producing a particularly high 2010 comparative.

Across our life insurance businesses we grew our shareholder-backed policyholder liabilities by £6.4 billion in the first half of 2011 to £128.6 billion.  This increase was driven by £5.0 billion of net inflows with the balance coming from foreign exchange and investment related and other movements.

In asset management, we have delivered £3.3 billion of net inflows over the first half of 2011 (2010: £4.4 billion).  At the end of the first half, our total funds under management totalled £349.5 billion, of which £115.2 billion are external assets.  M&G is the driver of our inflows in asset management, producing £2.9 billion (2010: £4.7 billion) of net flows in the period (£2.8 billion retail, £0.1 billion institutional), an excellent result.  M&G's track record in generating positive net inflows is particularly notable, ranking number 1 in the UK retail market for the last ten consecutive quarters based on data to the end of March 20112.  At 30 June 2011 it had external funds under management of £93.4 billion, five per cent higher than at the beginning of the year.  External funds comprise £45.6 billion (2010: £33.7 billion) of retail and £47.8 billion (2010: £41.9 billion) of institutional assets.  Adding these funds to internal amounts, M&G's total funds under management were £203 billion.  Asia asset management reported broadly neutral retail and institutional flows in the first half of 2011 (2010: inflows of £1.3 billion), despite the outflows experienced following the natural disaster in Japan earlier this year.  At the end of the first half of 2011, Asia asset management had £52.5 billion of funds under management, of which £21.9 billion are external assets.

In terms of profitability, we have successfully built on our momentum of the last few years and delivered a robust level of growth, with Group IFRS operating profit up 25 per cent to £1,058 million (2010: £845 million) and Group EEV operating profit based on longer-term investment returns ('EEV operating profit') up 28 per cent to £2,147 million (2010: £1,677 million) equivalent to an annualised return on embedded value of 17 per cent (2010: 16 per cent).

In Asia, long-term business IFRS operating profit in the first half of 2011 was up 24 per cent to £326 million (2010: £262 million).  This result benefited notably from strong performances in Indonesia, Malaysia and Singapore.  The ongoing build-out of distribution across South-East Asia, the success of our health and protection rider strategy, and the underlying strength of the economies in which we operate should drive continuing growth in Asia IFRS operating profit going forward.  Asia's long-term EEV operating profit, a measure of the economic value creation in the year, grew by 22 per cent in the first half of 2011 to £774 million (2010: £636 million) further underlining the creation of sustainable value by these operations.

1 Excludes Japan which ceased writing new business in 2010.
2 Fundscape Pridham Report

In the US, long-term business IFRS operating profit was up 13 per cent in the first half of 2011 to £368 million (2010: £327 million).  Jackson's growth in the variable annuity market is a key driver behind this improved profitability as separate account balances at 30 June 2011 of £36 billion (2010: £24 billion) were 50 per cent higher than the equivalent point in 2010 and 15 per cent higher than 31 December 2010 (£31 billion).  The majority of asset growth since 31 December has come from £3.9 billion of net inflows in the period (2010: £2.8 billion).  Jackson's general account has also contributed to the growth in IFRS profits during the period.  The general account closed the period with policyholder liabilities of £29 billion and the average spread margin that we earned on these liabilities increased from 235 bps in half year 2010 to 262 bps in half year 2011.  This included a £53 million benefit from transactions undertaken to more closely match the overall asset and liability duration (2010: £44 million).  These actions also had the effect of improving the half year 2011 EEV operating profit by 25 per cent to £831 million (2010: £667 million).

In the UK long-term business IFRS operating profit was up by eight per cent from £307 million in half year 2010 to £332 million in half year 2011.  This result benefited from a £18 million contribution from a bulk annuity contract.  Our UK business continues to focus on the sustained delivery of IFRS profits.  The strength of the with-profits fund, which currently has a surplus estate of £6.9 billion, provides a secure platform to support future IFRS profits and cash generation.  At 20 per cent, growth in EEV operating earnings to £537 million (2010: £449 million) was in line with our strategy of optimising value from both new and existing business.

In asset management IFRS operating profit was up 34 per cent to £259 million compared to £194 million in half year 2010.  M&G (including PruCap) had a strong first half benefiting from high inflows and rising markets, which drove operating profits higher by 39 per cent to £199 million (2010: £143 million).  This increase results from the combination of higher revenues with increased operational leverage inherent within the business, which led to a lower cost-income ratio of 55 per cent (2010: 60 per cent).  Asia asset management produced IFRS operating profit of £43 million, up 19 per cent on the prior period (2010: £36 million), benefiting from rising markets and disciplined management of costs with a cost-income ratio of 59 per cent (2010: 62 per cent).

Capital generation
Our strategy of deploying our capital to those products and geographies with the most attractive profitability characteristics has, over the past three years, transformed the capital position of our business.  Across the Group, we continue to produce very significant amounts of free capital, which we measure as free surplus generated.  Our first priority for the use of this capital is reinvestment in new business as we can achieve attractive IRRs and rapid paybacks on this investment.  However, thanks to the scale and efficiency of our businesses, we have been able to produce significant amounts of free surplus over and above that which we can reinvest in new business.  This excess free surplus generation is being used to continue to strengthen our balance sheet at a time when significant uncertainties exist in the world economy and to provide cash returns to our shareholders.

In the first half of 2011, we generated £1,390 million of underlying free surplus from our life in-force and asset management businesses, up eight per cent from £1,286 million in the first half of 2010.  We reinvested £297 million of the free surplus generated in the period into writing new business.  Asia is the priority destination when it comes to reinvesting our capital and Prudential Corporation Asia (PCA)'s growth is not constrained by the supply of capital from the Group.  In the US, we invest in an opportunistic manner reflecting the market and competitive environment at the time.  In the UK, we take a selective approach and focus only on lines of business where we believe we have both the scale and expertise to compete successfully.  In asset management, our businesses require minimal capital to fund growth.  Thus, the split of the investment in new business in the first half of 2011 was £129 million into Asia, £135 million into the US and £33 million into the UK.  The IRRs on this invested capital were more than 20 per cent in Asia, the US and the UK; with payback periods of four years, two years and five years respectively.

Of the remaining free surplus generated after reinvestment in new business, £690 million was remitted from the business units to Group.  This cash was used to meet central costs of £106 million, service net interest payments of £135 million and meet dividend payments of £439 million.  Furthermore, an aggregate £205 million was paid to the UK tax authorities following the settlement reached in the second half of 2010 and to secure new distribution agreements in Asia.

 In January of 2011 we issued US$550 million Tier 1 subordinated notes raising £340 million net of transaction costs.  We anticipate that the proceeds of this capital raising will be used to redeem the €500 million Tier 2 subordinated notes at the first call date in December of this year.  Our central cash resources amounted to £1.5 billion at the end of the first half of 2011, comfortably above the £1 billion holding company cash buffer we seek to retain in anticipation of the redemption of the subordinated notes later in the year.

The remaining free surplus generated in the period was retained within our businesses and this will bolster local capital ratios, increasing long-term capital fungibility.  The total free surplus balance deployed across our life and asset management operations increased from £3,338 million at the beginning of the period to £3,561 million at the end of the period.

'Growth and Cash' financial objectives
The following discussion contains forward-looking statements that involve inherent risks and uncertainties.  Prudential's actual future financial condition or performance or other indicated results may differ materially from those indicated in any such forward-looking statement due to a number of important factors (including those discussed under the heading 'Risk factors' in the 2010 Annual Report).  See the discussion under the heading 'Forward-looking statement' at the end of this report.

At our 2010 investor conference entitled 'Growth and Cash' we announced new financial objectives demonstrating our confidence in continued rapid growth in Asia, and increasing levels of cash remittances from all of our businesses.  These objectives were defined as follows:
(i)   Asia growth and profitability objectives1:
• To double the 2009 value of IFRS life and asset management pre-tax operating profit in 2013 (2009: £465 million); and
• To double the 2009 value of new business profits in 2013 (2009: £713 million).

(ii)  Business unit cash remittance objectives1:
Asia to deliver £300 million of net cash remittance to the Group in 2013 (2009: £40 million);
Jackson to deliver £200 million of net cash remittance to the Group in 2013 (2009: £39 million); and
UK to deliver £350 million of net cash remittance to the Group in 2013 (2009: £284 million2).

(iii) Cumulative net cash remittances1:

•    All business units in aggregate to deliver cumulative net cash remittances of at least £3.8 billion over the period 2010 to end-2013.  These net remittances are to be underpinned by a targeted level of cumulative underlying free surplus generation of £6.5 billion over the same period.

As CFO, I would like to update you on our progress towards these objectives based on our results in the first half of 2011.  We believe we are on-track to achieve these objectives.

Asia profitability objectives
	Actual					Objective
	2009	2010	Change	Half year 2011	Change	2013
	£m	£m	%	£m	%	£m
Value of new business
Full year	713	901	26			1,426
Half year	277	395	43	465	18
IFRS operating profit*
Full year	465	604	30			930
Half year	228	295	29	367	24

Business Unit Net Remittance Objectives
	Actual					Objective
	2009	2010		Half year 2011		2013
	£m	£m		£m		£m
Asia	40	233		105		300
Jackson	39	80		320		200
UK†	434	420		265		350
M&G‡	175	202		-
Full year	688	935
Half year	375	460		690

Objectives for cumulative period 1 January 2010 to 31 December 2013
					Actual	Objective	Percentage
							achieved
					1 Jan 2010 to 30 Jun 2011	1 Jan 2010 to 31 Dec 2013	At 30 June 2011
					£m	£m	%
Cumulative net cash remittances from 2010 onwards					1,625	3,800	43%
Cumulative underlying group free surplus generation net of investment in new business					2,807	6,500	43%

*	Total Asia operating profit from long-term business and asset management after development costs.
†
In 2009, the net remittances from the UK include the £150 million in 2009 arising from the pro-active financing techniques used to bring forward cash emergence of the in-force book during the financial crisis. The 2010 net remittances include an amount of £120 million representing the releases of surplus and net financing payments.

‡	Including Prudential Capital.

1 The objectives assume current exchange rates and a normalised economic environment consistent with the economic assumptions made by Prudential in calculating the EEV basis supplementary information for the half-year ended 30 June 2010.  They have been prepared using current solvency rules and do not pre-judge the outcome of Solvency II, which remains uncertain.
2 Representing the underlying remittances excluding the £150 million impact of proactive financing techniques used to bring forward cash emergence of the in-force book during the financial crisis.

In the first half of 2011 net remittances from business operations increased to £690 million, including £320 million from Jackson.  Following the 2008 crisis, our approach of investing in relatively lower strain, higher return, faster payback business has enabled Jackson to rebuild its capital base, finance growth and now remit more cash.  Remittances from the UK life operations continue to be underpinned by the with-profits business but also reflect positive cash-flows from the shareholder backed business.  Asia remittances continue to rise as the business matures and those from our UK asset management operations will be paid in the second half of the year.

Against the cumulative 2010 to 2013 target of £3.8 billion, by mid-2011 a total of £1,625 million has been remitted by business operations.  We remain confident of achieving this target.  Our confidence is underpinned by the strong net free surplus generation of our businesses which, by mid-2011, had generated a total of £2.8 billion against our 2010 to 2013 cumulative target of £6.5 billion.

Capital position, financing and liquidity
The Group has continued to maintain a strong capital position.  At 30 June 2011, our IGD surplus is estimated at £4.1 billion (2010: £3.4 billion), with coverage a very strong 2.9 times the requirement.  All of our subsidiaries maintain strong capital positions at the local regulatory level.

In addition to our strong capital position, on a statutory (Pillar 1) basis the total credit reserve for the UK shareholder annuity funds also contributes to protecting our capital position in excess of the IGD surplus.  This credit reserve as at 30 June 2011 was unchanged at £1.8 billion.  This represents 44 per cent of the portfolio spread over swaps, compared to 43 per cent at 31 December 2010.

Solvency II, which is expected to be implemented from 1 January 2013, represents a complete overhaul of the capital adequacy regime for European insurers.  We are supportive of the risk-based approaches to capital management provided the metrics used are appropriate.  Along with our European peers, we do have concerns about the potential volatility which Solvency II could introduce and the degree of prudence built in to the proposed calibrations for the standard formula.  We are engaging directly with our peers, politicians and regulators to ensure a fair and reasonable outcome before the regime becomes law.

Our financing and liquidity position has remained strong throughout the period.  As mentioned above, the next call on external financing is in December 2011 on the €500 million Tier 2 subordinated notes.

We continue to engage with rating agencies in order to provide insurance financial strength ratings for the Group.  Prudential's senior debt is currently rated A+ by Standard & Poor's, A2 by Moody's and A by Fitch.

Embedded value
EEV shareholders' funds increased by four per cent during the first half of 2011 to £19.0 billion (31 December 2010: £18.2 billion).  On a per share basis EEV at the end of 30 June 2011 stood at 745 pence, up from 715 pence at 31 December 2010.

BUSINESS UNIT REVIEW

Insurance operations

Asia operations

		AER		CER
	Half year 2011	Half year 2010	Change	Half year 2010	Change
	£m	£m	%	£m	%
APE sales1
Asia (excluding India)	696	594	17	587	19
India	47	119	(61)	114	(59)
Total APE sales	743	713	4	701	6
NBP1	465	396	17	393	18
NBP1 margin (% APE)	63%	56%		56%
Total EEV operating profit*	774	636	22	631	23
Total IFRS operating profit*	326	262	24	259	26
*Operating profit from long-term operations excluding asset management operations, development costs and Asia regional head office costs.

Market overview
The prospects for the life insurance sector in Asia remain very positive as they are supported by strong economic fundamentals, relatively low penetration and the increasing size of the middle class with their growing demand for savings and protection orientated financial products.  The industry has continued to grow strongly across the region and within that context, Prudential has maintained its position as a regional leader.

During the first half of 2011 there have been no major changes in the competitive environment.  The regulatory environment continues to evolve in ways that we believe are consistent with the sound and sustained development of the industry in the region.

Business and financial performance
Prudential Asia remains on track to deliver its 2013 targets.  Its overarching strategy continues to be the further expansion of its highly productive distribution channels and increased sales of capital efficient, regular premium savings and protection products with specific initiatives tailored to each individual market.

New business APE1 of £743 million is up four per cent with strong performance across all markets being offset by India where the impacts of the regulatory change in September last year continue to depress the market.  Average new business profit margins1 increased to 63 per cent up from 56 per cent this time last year, principally due to a shift in country mix with lower contributions to total APE from the lower margin markets of India and Taiwan and improvements in product mix offset by operating assumption changes. Consequently new business profits grew at a faster rate than APE and, at £465 million, increased by 17 per cent over 2010.

Excluding India, as the market continues to work through the regulation change, new business APE1 grew by 17 per cent and the proportion of regular premium within this APE remains high at 91 per cent and the product mix remains broadly in line with prior year with protection accounting for 31 per cent of total APE.

Agency management remains one of Prudential's core competencies. We continue to focus on the selection and training of high-quality, productive sales professionals. Our agency force (ex India) has grown to 176,000, up from 153,000 last year. Equally important and underscoring our focus on quality is agency activity rates, which improved 10 per cent this half compared to last, and also productivity in terms of APE per agent, higher by eight per cent. As a result of these improvements, overall agency sales increased by 16 per cent in the first half of 2011.

Prudential also has a very successful track record of delivering profitable growth from a range of distribution partners.  New business from the bank channel (ex India) grew 27 per cent during the first half and now generates 30 per cent of total APE supported by the performance of our existing partners and the success of our new relationship with UOB, particularly in Singapore.  This agreement was signed last year, originally covering Singapore, Thailand and Indonesia and was extended in 2011 to cover Malaysia.

Operating EEV profits of £774 million have increased by 22 per cent over prior half year driven by higher new business profits and an increasing unwind from a larger in-force book.  In total, adverse experience variances and negative assumption changes  of £24 million (2010: £59 million adverse) are substantially lower than prior year.  For first half 2011, small adverse persistency and expense variances are largely offset by positive claims experience.

1 Excludes Japan which ceased writing new business in 2010.

IFRS operating profit of £326 million represents growth of 24 per cent over prior year, reflecting higher in-force profits from our maturing book of business and lower new business strain of four per cent of APE1 compared to six per cent last year.  All operations, aside from Taiwan made a positive contribution to IFRS profit in the first half.

Shareholder-backed business policyholder liabilities have increased by £1.0 billion to £18.7 billion in the first six months of 2011.  Net insurance inflows account for £0.8 billion of this increase with the balance representing market value movements and foreign exchange.  As expected, outflows including those from partial withdrawals are at a lower run rate than both the half year and the full year 2010 when expressed as a percentage of opening policyholder liabilities.  There have been improvements in both Malaysia and Indonesia where we had experienced increased withdrawals in the second half of last year, as policyholders took the opportunity to realise some profits from the increased value of their unit-linked policies as markets recovered.

Underlying free surplus generation (net of investment in new business) has improved to £187 million compared to £153 million in the same period last year.  This improvement reflects both the size and the strong profitability of the in-force book and underpins higher overall net remittances of £105 million, up 57 per cent on the £67 million remitted in the first half of 2010.

Looking at individual countries:

China
		AER		CER
	Half year 2011	Half year 2010	Change	Half year 2010	Change
	£m	£m	%	£m	%
APE sales	35	27	30	27	30

CITIC-Prudential remains one of the leading foreign joint ventures and we continue to pursue our strategy of quality sales and sustainable value creation rather than trying to achieve short-term sales volume growth.  Average agency numbers increased by seven per cent relative to the same period last year and APE productivity per agent was also higher by 19 per cent.  Sales through our bank partnerships also grew strongly by 29 per cent and account for  50 per cent of APE, broadly in line with prior year.

Hong Kong
		AER		CER
	Half year 2011	Half year 2010	Change	Half year 2010	Change
	£m	£m	%	£m	%
APE sales	151	130	16	122	24

Prudential Hong Kong continues to deliver excellent new business APE growth with an increase of 16 per cent over prior year.  Agency APE increased by 14 per cent reflecting both an increase in average agent numbers (up nine per cent for the first half over prior year) principally through organic growth and average agent productivity (also higher by 11 per cent).

Bancassurance sales through SCB grew at a faster pace than agency at 27 per cent mainly attributed to higher productivity from the in branch Financial Services Consultants.  Bancassurance now accounts for 43 per cent of total sales up from 40 per cent last year.

India
		AER		CER
	Half year 2011	Half year 2010	Change	Half year 2010	Change
	£m	£m	%	£m	%
APE sales	47	119	(61)	114	(59)

The Indian market has been through a significant period of change during 2010, particularly with the regulatory driven refocus on savings and protection products, which came into effect on 1 September.  In the first half of 2011, the proportion of regular premium linked business has reduced with correspondingly higher proportions of non par products and single premium linked.

Indonesia
		AER		CER
	Half year 2011	Half year 2010	Change	Half year 2010	Change
	£m	£m	%	£m	%
APE sales	158	129	22	126	25

Prudential's business in Indonesia continues to be a clear market leader.  The strong new business APE growth over the first half of 2010 has been driven by expansion of the agency force by 23 per cent to an average of 101,000 for the first half of 2011.  Although still small, the volume of new business from the bank channel increased by over 90 per cent and has high potential for the future.

The business mix continues to be predominantly unit-linked regular premium savings with protection business with hospital and surgical riders being the most popular.  Sharia linked products remain a significant contributor at 17 per cent of new business mix.

Korea
		AER		CER
	Half year 2011	Half year 2010	Change	Half year 2010	Change
	£m	£m	%	£m	%
APE sales	55	45	22	44	25

In Korea we continue to balance growth and profitability and remain determined not to compete in the low margin, capital-intensive guaranteed return segment of the market.  Work undertaken over the past 24 months to refocus the business is now showing good results and our own agency force is generating the majority of new business.  Encouragingly new business APE is up 22 per cent over the same period last year.

Malaysia
		AER		CER
	Half year 2011	Half year 2010	Change	Half year 2010	Change
	£m	£m	%	£m	%
APE sales	91	77	18	79	15

Prudential Malaysia delivered a record year in 2010 and has continued this momentum into 2011 with new business APE higher by 18 per cent.  The business remains focused on growing its agency force and average numbers have increased by 11 per cent to 14,000 compared to the same period last year.

While bancassurance remains a relatively small proportion of sales at nine per cent (2010: four per cent), it is growing quickly and is up 160 per cent relative to the same period last year,

Singapore
		AER		CER
	Half year 2011	Half year 2010	Change	Half year 2010	Change
	£m	£m	%	£m	%
APE sales	103	75	37	79	30

Singapore recorded a very strong first half with new business APE growth of 37 per cent.  As a result of actions to boost productivity, agency activity rates increased so that average APE per agent grew by 24 per cent.

The principal driver of growth was the partnership channel where we have a unique cross section of partners enabling us to access a broad customer range.  In the first six months of 2011, new business APE from partnerships was 121 per cent higher at £43 million.  Of particular note is the ongoing success with UOB which had its highest sales month so far in June.  Sales from the larger established partnership with SCB, Maybank and Singpost also grew strongly by  77 per cent, 83 per cent and 24 per cent respectively.

Taiwan
		AER		CER
	Half year 2011	Half year 2010	Change	Half year 2010	Change
	£m	£m	%	£m	%
APE sales	59	70	(16)	72	(18)

Following our exit of the agency channel in 2009, Taiwan is now focused on bank distribution with partners E.Sun and SCB. During the first half we have been revamping our product range to improve margins.  Although new business volumes declined, our overall EEV new business profit margin increased to 26 per cent compared to 19 per cent for the prior period.

Others - Philippines, Thailand and Vietnam
	AER			CER
	Half year 2011	Half year 2010	Change	Half year 2010	Change
	£m	£m	%	£m	%
APE sales	44	41	7	38	16

In Vietnam the depreciation of the local currency relative to sterling has depressed a strong underlying performance where new business APE in local currency is up 27 per cent driven by an increase in agent numbers (35,000) and higher productivity.  In Thailand, where we remain a small player with market share of two per cent, volumes of new business were 15 per cent lower as we manage the product mix with UOB and also adjust to new regulations for telemarketing.  Philippines delivered an excellent growth of 40 per cent driven by successes with partnership distribution and increased agency activity and productivity.

Japan

As previously announced, PCA Life Japan ceased writing new business with effect from 15 February 2010.  Sales for Japan in 2010 amounted to £7 million.

US operations

	AER			CER
	Half year 2011	Half year 2010	Change	Half year 2010	Change
	£m	£m	%	£m	%
APE sales	672	560	20	528	27
NBP	458	361	27	341	34
NBP margin (% APE)	68%	64%		64%
Total IFRS operating profit*†	368	327	13	308	19
Total EEV operating profit*	831	667	25	630	32
*Based on longer-term investment returns and excluding broker-dealer, fund management and Curian.
† In the second half of 2010 the Company amended the presentation of IFRS operating profit for its US insurance operations to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) and include it in short-term fluctuations. Accordingly, the half year 2010 operating profit has been amended to remove the positive £123 million effect.

Market overview
The United States is the world's largest retirement savings market.  Each year, many of the 78 million baby boomers1 reach retirement age, triggering a shift from savings accumulation to retirement income generation for more than US$10 trillion of accumulated wealth over the next decade2.

The US equity markets rose during the first quarter of 2011, following the rebound experienced over the last months of 2010, but then declined during the second quarter.  At half year, the S&P 500 index was up five per cent and volatility declined slightly from year-end 2010 levels.  Rates on 10-year Treasuries rose during the first quarter and then declined during the second quarter, while AA corporate spreads increased from year-end 2010 levels.

We believe the competitive environment continues to provide an advantage to companies with good financial strength ratings and a relatively consistent product set and behaviour.  Companies that were hardest hit by the market disruptions over the last few years still have to work hard to regain market share as customers and distributors continue to seek product providers that offer consistency, stability and financial strength.  Jackson continues to benefit significantly from this flight to quality and heightened risk aversion.

Thanks to its financial stability and innovative products, Jackson continues to enhance its reputation as a high-quality and reliable business partner, with sales increasing as more advisers have recognised the benefits of working with Jackson.  A significant part of Jackson's growth continues to come from an increase in its distribution penetration with sales through distributors who either did not previously sell Jackson's products or simply did not sell variable annuities.

Jackson's strategy continues to focus on balancing value, volume, capital consumption, capital generation and strict pricing discipline for both variable and fixed annuities.  Fixed annuity sales have slowed as a result of the current interest rate environment and following capital directed to support higher-margin variable annuity sales.

Business and financial performance
IFRS pre-tax operating profit was £368 million during the first half of 2011, up 13 per cent over £327 million during the same period in 2010.  This increase was primarily driven by higher separate account fee income due to substantial positive net flows over a period of time now and also higher spread income, somewhat offset by related higher DAC amortisation and higher expenses, net of deferrals.

At 30 June 2011, Jackson had £36 billion in separate account assets, averaging £10 billion higher than during the same period of 2010.  The increase in separate account assets reflects the impact of net sales and the higher average market levels.  This growth resulted in variable annuity separate account fee income of £327 million during the first half of 2011, up 36 per cent over the £240 million achieved during the first half of 2010.

Total spread income, including the expected return on shareholders' assets, was £416 million during the first half of 2011, compared to £402 million during the same period in 2010.  This increase was primarily due to the interest rate swap transactions entered into during 2010 to more closely match the overall asset and liability duration, benefiting spread income in the first half of 2011 by £53 million, compared to £44 million for the same period in 2010.  In addition, spread income also benefited from decreased crediting rates on fixed annuities.

Acquisition costs have increased in absolute terms compared to half year 2010 due to the significant increase in sales.  However, acquisition costs as a percentage of APE is broadly flat at 72 per cent for the first half of 2011.

DAC amortisation of £293 million increased during the first half of 2011, compared to £266 million during the same period in 2010.  This increase primarily reflects increased core amortisation associated with higher gross profits, as the acceleration of DAC amortisation was broadly similar between periods, albeit for different reasons.

1 Source: US Census Bureau
2 Source: McKinsey

Administration expenses totalling £195 million during the first half of 2011 compared to £167 million in the same period of 2010, with the increase due primarily to higher asset based commissions paid on the larger 2011 separate account balance.  These asset based commissions paid upon policy anniversary dates are treated as an administration expense as opposed to a cost of acquisition.

Jackson continues to actively manage its investment portfolio to mitigate investment risk.  Jackson had net realised gains on debt securities of £79 million in the first half of 2011 compared to £8 million in the first half of 2010.  Jackson realised gains, including recoveries and reversals, on credit related sales of bonds of £1 million (2010: £97 million net losses).  Write downs were £14 million (2010: £64 million).  More than offsetting the losses were interest related gains of £92 million (2010: £169 million), primarily due to sales of government and corporate debt.  In addition, Jackson had additional write downs of £15 million on commercial mortgage and other loans.

The net unrealised gain position has also improved, from £1,210 million at 31 December 2010 to £1,419 million at 30 June 2011 due primarily to the continued decline in the US Treasury rates.  Gross unrealised losses improved from £370 million at 31 December 2010 to £266 million at 30 June 2011.

Jackson delivered strong APE retail sales of £665 million in the first half of 2011, representing a 19 per cent increase over the same period of 2010.  With the addition of modest institutional sales in 2011, total APE sales were £672 million.  Jackson has achieved these sales levels, while maintaining its pricing discipline, as it continued to write new business at aggregate internal rates of return (IRR) in excess of 20 per cent.

Variable annuity (VA) APE sales of £589 million through 30 June 2011 were 32 per cent higher than the same period in 2010, with second quarter APE sales of £305 million, up seven per cent on the first quarter.  This growth reflects customers' and distributors' continued flight to quality, the continued improvement in the equity markets, the relative consistency of Jackson's product offering, continued disruptions among some of our major competitors and increased distribution capacity.  Although we do not target volume or market share, these unique market conditions resulted in Jackson ranking third in variable annuity sales with a market share of new business sales of 11.8 per cent in the first quarter of 2011, up from fourth and a market share of 10.0 per cent in the first quarter of 20101.

Given the strength of Jackson's competitive position in the variable annuity markets, we are able to take various product initiatives to optimise the balance between growth, capital and profitability.  These changes which are intended to improve margins and manage risks, are a continuation of Jackson's product strategy over the past few years and are scheduled to be implemented in the third quarter.

Jackson's strategy of proactively managing fixed annuity (FA) volumes resulted in APE sales of £23 million, 45 per cent lower than the same period in 2010.  Jackson ranked tenth in sales of traditional deferred fixed annuities through the first quarter of 2011, with a market share of 2.1 per cent, compared to ninth with a 2.7 per cent market share in the first quarter of 20102.

Fixed index annuity (FIA) APE sales of £42 million in the first half of 2011 were down 30 per cent from the same period of 2010 as Jackson continued to focus its marketing efforts on higher margin VA products.  Jackson ranked eighth in sales of fixed index annuities during the first quarter of 2011, with a market share of 4.6 per cent, down from fourth and a market share of 6.9 per cent in the first quarter of 20103.

Total retail annuity net flows of £4 billion, increased 21 per cent from the same period in 2010, reflecting the impact of increased sales and continued low levels of surrender activity.  Jackson was the third largest seller of individual annuities in the first quarter of 2011, with a market share of 8.5 per cent, compared to third and a market share of 7.6 per cent in the first quarter of 2010.

EEV basis new business profit of £458 million, was up 27 per cent on 2010, reflecting a 20 per cent increase in APE sales in addition to higher new business margins.  Total new business margin was 68 per cent, compared to 64 per cent achieved in 2010.

The variable annuity new business margin of 73 per cent in 2011 increased from 71 per cent in 2010, reflecting the benefits of pricing changes implemented in the second half of 2010.  The fixed index annuity new business margin decreased from 45 per cent in 2010 to 37 per cent in 2011 due primarily to lower projected reinvestment rates.  This same reinvestment rate factor, combined with the effect of slightly lower assumed target spreads and partially offset by a benefit from reductions in credited rate bonuses, caused the fixed annuity new business margin to decrease from 31 per cent to 25 per cent.

Total EEV basis operating profit for the long-term business in 2011 was £831 million, compared to £667 million in 2010.  During 2011 and 2010, EEV basis operating profit benefited as a result of the interest rate swap transactions noted earlier.

In 2011, Jackson invested £135 million of free surplus to write £672 million of new business APE (2010: £179 million and £560 million, respectively).  The reduction in capital consumption year-on-year was caused predominantly by the differing business mix in 2011, when Jackson wrote a higher proportion of variable annuity business, which consumes lower levels of initial capital, while maintaining a disciplined approach to fixed and fixed index annuity pricing.

1 Source: Mornington Annuity Research Center ('MARC')
2 Source: LIMRA
3 Source: AnnuitySpecs

At the end of 2010 Jackson's RBC level was 483 per cent.  In the first six months of 2011 capital formation has been positive reflecting both the strong operating performance and the modest level of impairments and other market value related gains and losses.  As a result of the progress made in successfully rebuilding its capital base, Jackson was able to remit £320 million in the first half of 2011.  After this remittance, Jackson's RBC ratio remains at an appropriate level, a testament to the strength of Jackson's balance sheet.

UK operations

	AER			CER
	Half year 2011	Half year 2010	Change	Half year 2010	Change
	£m	£m	%	£m	%
APE sales	409	382	7	382	7
NBP	146	135	8	135	8
NBP margin (% APE)	36%	35%		35%
Total IFRS operating profit	353	330	7	330	7
Total EEV basis operating profit	558	472	18	472	18

Market overview
The UK has a mature Life & Pensions Market, characterised by an ageing population and a concentration of wealth in the 45 to 74 age group.  Prudential UK's longevity experience, multi-asset investment capabilities, strong brand and financial strength mean that it is well positioned to help consumers translate their accumulated wealth into the provision of dependable retirement income.  Prudential UK achieves this through its range of market leading with-profits and annuity products and services.

Prudential UK competes selectively in the UK's retirement savings and income market.  The business remains focused on balancing the writing of profitable new business with capital preservation to secure sustainable cash generation, which is key for the Group's overall strategy.  The UK business continues to succeed in this objective, despite the competitive UK market conditions, by deploying capital to opportunities that play to its core strengths and which generate the best returns.

Business and financial performance
Total APE sales of £409 million were up seven per cent on the first half of 2010, including a bulk annuity of APE £28 million.  The total margin was 36 per cent for the period, one per cent higher than in the first half of 2010.

Retail sales of APE £381 million were unchanged from the same period last year, a reflection of Prudential's strategy to allocate capital to opportunities that play to the core strengths of the business rather than pursuing top-line sales growth.  In the same period, the Retail new business margin reduced to 32 per cent, three per cent down on the first half of 2010.  This was primarily driven by a changing business mix of lower shareholder-backed annuity sales and higher sales of corporate pensions partly offset by the higher margin on non-profit annuity business due to strong investment performance in the first half of the year.

Sales of individual annuities of APE £86 million were 23 per cent lower than for the first half of 2010 as Prudential UK continues proactively to manage the flow of external conventional new business to control capital consumption.  Sales of external annuities of APE £30 million were down 38 per cent on the same period last year, mainly due to the end of a partnership agreement in the second half of 2010.  Internal vestings sales of APE £56 million, were 13 per cent lower than 2010 which was principally due to the effects of the change in the minimum retirement age from 50 to 55 in April 2010.  This resulted in a temporary increase in sales from the 50 to 55 age group immediately prior to the change in 2010 (creating therefore an unusually high comparative for half year 2010) and fewer early retirees in the first half of 2011.  The proportion of with-profits annuity sales continues to increase, from 22 per cent in the first half of 2010 to 26 per cent over the same period in 2011.

Sales of onshore bonds of APE £84 million were 22 per cent up on the first half of 2010, including with-profits bonds sales of APE £73 million, which increased by 22 per cent.  PruFund comprised 72 per cent of with-profits bond sales, driven by customer demand for products offering smoothed investment returns and capital guarantees.  Prudential UK launched an enhanced range of guarantee options on its PruFund Growth and PruFund Cautious funds in June 2011.

Unit-linked bond sales of APE £11 million were 29 per cent up on the first half of 2010, helped by the success of PruDynamic, Prudential's risk-graded portfolio funds.  Sales into the PruDynamic Funds have totalled over £130 million in 2011, including collectives, and at 30 June 2011 total funds under management were in excess of £280 million.

Corporate pensions sales of APE £147 million were 20 per cent higher than the same period last year.  Prudential UK continues to focus on securing new members and incremental business from the substantial number of existing schemes, as well as working with private sector customers to support the transition from defined benefit to defined contribution.  Sales to new members of existing private sector corporate pension schemes of APE £65 million, were exceptionally high at 123 per cent up on the first half of 2010 due in part to an existing customer transferring members from their defined benefit scheme to the defined contribution scheme.  Prudential UK also continues to write profitable sales through the provision of Additional Voluntary Contribution (AVC) arrangements within the public sector, having secured a further scheme in the first half of 2011, making it the AVC provider for 67 of the 99 public authority schemes in the UK.

Sales of other products of APE £64 million were 18 per cent below the first half of 2010.  Individual pensions sales (including income drawdown) of APE £40 million were three per cent below the same period last year.  PruHealth's sales of APE £4 million were 28 per cent below the same period last year, reflecting Prudential UK's reduced share, from 50 per cent to 25 per cent, of the expanded business following PruHealth's acquisition of Standard Life Healthcare.  PruProtect's sales were up 20 per cent compared with 2010 on a like-for like basis.

Wholesale APE included £28 million from a bulk annuity buy-in insurance agreement.  This transaction generated EEV new business profit of £24 million and IFRS operating profit of  £18 million.

EEV new business profit increased by eight per cent to £146 million.  This improvement included the impact of the bulk annuity transaction.  Retail EEV new business profits at £123 million were eight per cent below 2010 (£134 million), primarily driven by a changing business mix of lower shareholder-backed annuity sales and higher sales of corporate pensions.

IFRS total operating profits were up seven per cent at £353 million, with £154 million from with-profits and the balance from shareholder-backed business.  Commission received on Prudential-branded General Insurance products contributed £21 million to IFRS operating profits in 2011, £2 million lower than in the first half of 2010 as the book of business originally transferred to Churchill in 2004 is decreasing as expected.

At half year 2010 we announced that the business had achieved its cost savings target of £195 million per annum.  At the end of 2010, the business announced a number of cost saving initiatives to reduce costs by a further £75 million per annum by the end of 2013.  The business has made good progress towards this objective and remains on track to deliver these savings by the end of 2013.

EEV total operating profit of £558 million was up 18 per cent, including £46 million from the change in the long-term tax rate assumption from 27 per cent to 26 per cent.

Prudential UK writes with-profits annuity, with-profits bond and with-profits corporate and individual pensions business in its Life Fund, with other products backed by shareholder capital.  The weighted average post-tax IRR on the shareholder capital allocated to new business in the UK was in excess of 20 per cent and the undiscounted payback period on that new business was five years.

Underlying free surplus generated from the long-term in-force business in the UK amounted to £339 million (2010: £369 million).  Of this total, £33 million (2010: £35 million) was reinvested in writing shareholder-backed business at attractive average IRRs.

During the first half of 2011 Prudential UK remitted cash of £265 million to the Group, comprising £223 million from the annual with-profits transfer to shareholders and £42 million from the shareholder-backed business, The business expects to generate £350 million per annum of sustainable cash remittances by 2013, supported by the strength of the with-profits business and surpluses arising from the large book of shareholder-backed annuities, maintained into the future by the pipeline of maturing individual and corporate pensions.

M&G

	AER			CER
	Half year 2011	Half year 2010	Change	Half year 2010	Change
	£m	£m	%	£m	%
Gross investment inflows	13,390	13,372	-	13,372	-
Net investment flows
Retail business	2,796	3,376	(17)	3,376	(17)
Institutional business	126	1,298	(90)	1,298	(90)
Total	2,922	4,674	(37)	4,674	(37)
Revenue	350	298	17	298	17
Other income	1	1	-	1	-
Staff costs	(133)	(122)	9	(122)	9
Other costs	(61)	(58)	5	(58)	5
Underlying profit before performance-related fees	157	119	32	119	32
Performance-related fees	15	3	400	3	400
Operating profit from asset management operations	172	122	41	122	41
Operating profit from Prudential Capital	27	21	29	21	29
Total IFRS operating profit	199	143	39	143	39
Funds under management	203 bn	178 bn	14	178 bn	14

Market overview
M&G is the UK and European fund manager of the Prudential Group with responsibility for £203 billion of investments as at 30 June 2011 on behalf of both internal and external clients.  M&G is an investment-led business whose aim is to generate superior long-term returns for its third party investors and the internal funds of the Prudential Group.

This aim is achieved by creating an environment that is attractive to investment talent.  The core focus on long-term investment performance for all clients, combined with a well-diversified business mix and established distribution capabilities, has helped M&G achieve strong net sales performance, growth in funds under management and increased profitability.

In the retail market, M&G's aim is to operate a single fund range and to diversify the distribution base by accessing a wide variety of channels and geographies.  In recent years, this has resulted in significant increased sales of UK-based funds in European and other international markets.

In the institutional marketplace, M&G's approach centres on leveraging capabilities developed primarily for the Prudential internal funds to create higher margin external business opportunities.  This has allowed M&G to offer third-party clients, such as pension funds, an innovative range of specialist fixed income and related strategies, including leveraged finance and infrastructure investment.

Business and financial performance
After two successive years of extremely high net sales, it is our expectation that net fund flows will revert to somewhat lower levels in 2011.  However, it is pleasing to announce that, whilst net sales are indeed lower, they remain strong in aggregate with total net new business of £2.9 billion.  Our ability to maintain a strong sales performance over the first half of the year, against a backdrop of continued economic uncertainty, demonstrates M&G's ongoing strength in depth across all the main asset classes and distribution channels.

The Retail Business, which is predominantly in the UK and Europe, has achieved net inflows of £2.8 billion, a decrease of 17 per cent compared with the position in 2010.  Gross sales are 20 per cent higher at £10.4 billion over the same period.  Key to M&G's performance is its ability to benefit from changing investor preferences with a diversified product offering.  Fourth quarter retail fund sales in 2010 were concentrated in equity funds with 70 per cent of net flows.  However, as levels of risk aversion amongst investors has increased, this trend has reversed over the first half of 2011 with M&G's fixed income fund range accounting for 62 per cent of the net retail flows with the balance spread across equities and property.  One of M&G's flagship investment funds, the M&G Optimal Income Fund, has proved especially popular over the first half of the year.  Despite a general shift away from equity-based investments, M&G's key equity funds such as M&G Global Basics, M&G Recovery and M&G Global Dividend, have continued to enjoy healthy levels of net inflows.

M&G's Retail business in the UK has been number one for gross and net retail sales over ten consecutive quarters based on data to the end of March 20111.  Complementing this domestic success is the improved diversification of distribution across Europe.  M&G's European business was responsible for 32 per cent of the net flows achieved with M&G now ranking 7th out of 46 key cross-border fund groups over the year to 31 May 20112.  M&G-managed retail funds under management sourced outside of the UK now account for a record £10.1 billion at the end of June 2011, equivalent to 22 per cent of the total retail external funds managed by M&G.

1 Source: Fundscape Pridham Report
2 Source: Lipper FMI SalesWatch

Gross first-half inflows of £3.0 billion into M&G's Institutional Business were offset by outflows of £2.9 billion, leading to a total net figure of £126 million.  As expected, a number of segregated clients withdrew money from public debt funds due to asset allocation decisions.  However, fee rates on some of the inflows are higher than on the outflows.  M&G also returned £268 million in capital to investors in mature closed-ended debt structures which had reached their expiry date.

The Institutional Business continues to benefit from its innovative approach to investment.  The market-leading M&G UK Companies Financing Fund, which provides financing for UK quoted companies as an alternative to bank lending, has raised commitments of £1.5 billion since its launch in 2009.  It has since advanced loans to seven companies for a total of £630 million, including four advances made over the year-to-date.

The Institutional Business also closed its Real Estate Debt Fund to new investors after raising €343 million.  The final composition of the seven-year fund includes UK, continental European and US investors.  Moreover, in co-operation with M&G's property investment arm, the business invested commitments of £232 million for the M&G Secured Property Income Fund during the half year.  The Fund offers investors an alternative means of managing their inflation liabilities.  Since its inception in 2007, the Fund has attracted commitments of more than £1 billion in total.

M&G's total funds under management at 30 June 2011 stand at a record level of £203.0 billion, up 14 per cent on the same point in 2010.  External funds under management, also at record levels, are £93.4 billion.  This is 23 per cent higher than the end of June 2010 with external funds now representing 46 per cent of M&G's total funds under management.

M&G's IFRS operating profit at the half year rose to £172 million, a record level of interim profits.  This is an increase of 41 per cent compared with the 2010 position of £122 million, a year itself of record full year profits.  The 2011 result is notable given that the full year profit achieved by the business, as recently as 2009, was £177 million, a year when M&G generated record net investment flows.

Equity market levels have undoubtedly boosted business results, with the FT All Share averaging 11 per cent higher over the first half of 2011 compared with the same period in 2010.  However, it is also the exceptionally strong net inflows that the business has experienced since the beginning of 2009, particularly from the Retail business, that have contributed to the increased profit levels.

M&G remains focused on cost control with the cost/income ratio1 at 55 per cent over the half year, an improvement on the 2010 result of 60 per cent.  The increased scale of the business due to the strong rise in funds under management has generated operational efficiencies.

M&G continues to provide capital-efficient profits and cash generation for the Prudential Group, as well as strong investment returns on the internally managed funds.  M&G remits a substantial proportion of its post-tax profits to the Group, which in 2011 will be paid in the second half of the year.

Prudential Capital

Prudential Capital manages Prudential Group's balance sheet for profit by leveraging Prudential Group's market position.  This business has three strategic objectives: to provide professional treasury services to the Prudential Group; to operate a first-class wholesale and capital markets interface; and to realise profitable proprietary opportunities within a tightly controlled risk framework.  Prudential Capital generates revenue by providing bridging finance, managing investments and operating a securities lending and cash management business for the Prudential Group and its clients.

The business has consolidated its position in a period of difficult and volatile markets, focusing on liquidity across the Prudential Group, management of existing asset portfolio and conservative levels of new investment.  Development of new product and infrastructure has continued, helping to maintain the dynamism and flexibility necessary to identify and realise opportunities for profit within acceptable risk parameters.  Prudential Capital is committed to working closely with other business units across the Prudential Group to exploit opportunities and increase value creation for Prudential as a whole.  In particular, Prudential Capital offers to the Prudential Group a holistic view on hedging strategy, liquidity and capital management.

Prudential Capital has a diversified earnings base derived from its portfolio of secured loans, debt investments and the provision of wholesale markets services.  Despite the continued difficult market conditions, when compared to the first half of 2010 IFRS operating profits increased by 29 per cent to £27 million.

1 Excluding performance related fees and carried interest on private equity investments.

Asia asset management

		AER		CER
	Half year 2011	Half year 2010	Change	Half year 2010	Change
	£m	£m	%	£m	%
Gross investment inflows (excluding MMF)	4,278	5,276	(19)	5,274	(19)
Net investment inflows/(outflows) (excluding MMF)	(12)	1,327	(101)	1,332	(101)
Money Market Funds net (outflows)/inflows (MMF)	383	(1,625)	124	(1,577)	124
Funds under management	52.5 bn	46.1 bn	14	47.4 bn	11
Total IFRS operating profit	43	36	19	36	19

Market overview
Prudential's asset management business in Asia manages investments for UKIO and the Asian life companies and has also successfully leveraged these investment capabilities to build a strategically significant and market leading third party funds management business.

Markets remained challenging in the first half of 2011, with overall net outflows seen in the Asia ex-Japan onshore funds market.  Equity markets struggled to gain traction driven by poor investor sentiment in the face of weak macroeconomic signals.  Japan was also impacted by the natural disaster which occurred earlier this year.  In the fixed income market, rising domestic interest rates to address inflationary pressures resulted in net outflows in large domestic bond fund markets such as India and Korea.  Japan saw positive net flows towards high-yield funds.  However, these were directed primarily to domestic Japanese fund houses.

Business and financial performance
Total funds under management of £52.5 billion were up 14 per cent over the same period last year mainly driven by positive net flows from the Asian Life Business and by market movements. This is important as funds under management are a significant driver of our profitability.

Net flows from third parties were negative £12 million compared to net inflows of £1,327 million during the first half 2010.  This is attributed to lower bond fund returns and to Japan, where significant inflows of £728 million resulting from the launch of our Asia Oceania equity fund in 2010 were not repeated in 2011. Clearly the environment in Japan was not conducive to product launches in the first half of 2011. This situation was partially mitigated by net inflows from corporates and institutional clients in Korea, together with new institutional mandates.

IFRS profits of £43 million were up 19 per cent on prior year as a result of higher average funds under management, higher performance related fees and disciplined management of costs.  The cost/income ratio1 was 59 per cent in the first half of the year (2010: 62 per cent).

1 Excluding performance related fees.

US asset management

PPM America

		AER		CER
	Half year 2011	Half year 2010	Change	Half year 2010	Change
	£m	£m	%	£m	%
Total IFRS operating profit	3	8	(63)	7	(57)

Market overview

PPM America (PPMA) manages assets for Prudential's US, UK and Asian affiliates.  PPMA also provides other affiliated and unaffiliated institutional clients with investment services including collateralised debt obligations (CDOs), private equity funds, institutional accounts, and mutual funds.  PPMA's strategy is focused on managing existing assets effectively, maximising the benefits derived from synergies with our international asset management affiliates, and leveraging investment management capabilities across the Prudential Group.  PPMA also pursues third-party mandates on an opportunistic basis.

Business and financial performance

IFRS operating profit in the first half of 2011 was £3 million, compared to £8 million in the same period in 2010.

At 30 June 2011, funds under management of £53 billion were as follows:

					AER
	Half year 2011				Half year 2010
	US	UK	Asia	Total	US	UK	Asia	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Insurance	31	15	-	46	33	15	-	48
Unitised	1	1	5	7	-	1	4	5
CDOs	-	-	-	-	1	-	-	1
Total funds under management	32	16	5	53	34	16	4	54

Curian

		AER		CER
	Half year 2011	Half year 2010	Change	Half year 2010	Change
	£m	£m	%	£m	%
Gross investment flows	863	669	29	632	37
Revenue	26	20	30	19	37
Costs	(21)	(18)	17	(18)	17
Total IFRS operating profit	5	2	150	2	150
Total funds under management	4.3bn	2.8bn	54	2.6bn	65

Market overview
Curian Capital, Jackson's registered investment advisor, provides innovative fee-based managed accounts and investment products to advisers through a sophisticated technology platform.  Curian expands Jackson's access to advisers while also complementing Jackson's core annuity product lines with Curian's retail asset management products.

Business and financial performance
At 30 June 2011, Curian had total assets under management of £4.3 billion, compared to £3.5 billion at the end of 2010 and £2.8 billion at 30 June 2010.  Curian generated record deposits of £863 million through June 2011, up 29 per cent over the same period in 2010.  Curian continues to benefit from its prior investment platform expansions and has recently announced a significant expansion of the firm's wholesaling team and new distribution territories.

Curian reported an IFRS basis operating profit of £5 million during the first half of 2011 compared to £2 million in the same period last year.

US Broker-dealer

National Planning Holdings, Inc.

		AER		CER
	Half year 2011	Half year 2010	Change	Half year 2010	Change
	£m	£m	%	£m	%
Revenue	250	224	12	212	18
Costs	(241)	(219)	10	(207)	16
Total IFRS operating profit	9	5	80	5	80

Market overview
National Planning Holdings, Inc. (NPH) is Jackson's affiliated independent broker-dealer network.  The business is comprised of four broker-dealer firms, including INVEST Financial Corporation, Investment Centers of America, National Planning Corporation, and SII Investments.

NPH continues to grow the business and revenue per representative.  By utilising high-quality, state-of-the-art technology, we provide NPH's advisers with the tools they need to operate their practices more efficiently.  At the same time, through its relationship with NPH, Jackson continues to benefit from an important retail distribution outlet, as well as receive valuable insights into the needs of financial advisers and their clients.

Business and financial performance
NPH generated revenues of £250 million during the first half of the year, up from £224 million in the same period of 2010, on gross product sales of £4 billion.  The network continues to achieve profitable results, with IFRS operating profit through 30 June 2011 of £9 million, an 80 per cent increase from £5 million in the first half of 2010.  At 30 June 2011, the NPH network had 3,563 registered advisers, up slightly from 3,611 at year-end 2010.

FINANCIAL REVIEW

RESULTS SUMMARY

International Financial Reporting Standards (IFRS) Basis Results*
Statutory IFRS basis results
	Half year	Half year	Full year
	2011	2010	2010
Profit after tax attributable to equity holders of the Company	£861m	£442 m	£1,431m
Basic earnings per share	34.0 p	17.5 p	56.7 p
Shareholders' equity, excluding non-controlling interests	£8.5bn	£7.2 bn	£8.0bn

Supplementary IFRS basis information
	Half year	Half year(i)	Full year
	2011	2010	2010
	£m	£m	£m
Operating profit based on longer-term investment returns*(i)	1,058	845	1,941
Short-term fluctuations in investment returns on shareholder-backed business	113	149	(123)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(7)	(24)	(10)
Costs of terminated AIA transaction	-	(377)	(377)
Gain on dilution of holding in PruHealth	-	-	30
Profit from continuing operations before tax attributable to shareholders	1,164	593	1,461
Operating earnings per share* (reflecting operating profit based on longer-term investment returns after related tax and non-controlling interests)(ii)	32.2 p	25.4 p	62.0 p

European Embedded Value (EEV) Basis Results*
	Half year	Half year	Full year
	2011	2010	2010
	£m	£m	£m
Asian operations	815	669	1,518
US operations	848	682	1,480
UK operations:
UK insurance operations	558	472	982
M&G	199	143	284
Other income and expenditure	(281)	(262)	(494)
RPI to CPI inflation measure change on defined benefit pension schemes	45	-	-
Restructuring and Solvency II implementation costs	(37)	(27)	(74)
Operating profit based on longer-term investment returns*	2,147	1,677	3,696
Short-term fluctuations in investment returns	(111)	(227)	(30)
Mark to market value movements on core borrowings	(74)	(42)	(164)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(8)	(25)	(11)
Effect of changes in economic assumptions	(111)	(52)	(10)
Costs of terminated AIA transaction	-	(377)	(377)
Gain on dilution of holding in PruHealth	-	-	3
Profit from continuing operations before tax (including actual investment returns)	1,843	954	3,107
Operating earnings per share* (reflecting operating profit based on longer-term investment returns after related tax and non-controlling interests)(ii)	61.5 p	48.0 p	106.9 p
Shareholders' equity, excluding non-controlling interests	19.0 bn	16.7 bn	18.2 bn

	Half year	Half year	Full year
	2011	2010	2010
Dividends per share declared and paid in reporting period	17.24 p	13.56 p	20.17 p
Dividends per share relating to reporting period	7.95 p	6.61 p	23.85 p
Funds under management	£350bn	£309bn	£340bn
Insurance Groups Directive capital surplus (as adjusted)*	£4.1bn	£3.4bn	£4.3bn

i
In the second half of 2010 the Company amended the presentation of IFRS operating profit for its US insurance operations to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) and include it in short-term fluctuations.  Accordingly the half year 2010 operating profit has been amended to remove the positive £123 million effect.  Further explanation is provided in Note C to the IFRS financial statements.

ii
Operating earnings per share reflects operating profit based on longer-term investment returns after related tax and non-controlling interests but excludes in full year 2010 an exceptional tax credit of £158 million which primarily relates to the impact of a settlement agreed with the UK tax authorities.

* See basis of preparation on following page.

* Basis of preparation
Results bases
The basis of preparation of the statutory IFRS basis results and supplementary IFRS basis information is consistent with that applied for the full year 2010 results and financial statements.
The EEV basis results have been prepared in accordance with the European Embedded Value principles issued by the CFO Forum of European Insurance Companies in May 2004.  Life insurance products are, by their nature, long-term and the profit on this business is generated over a significant number of years.  Accounting under IFRS alone does not, in Prudential's opinion, fully reflect the value of future profit streams.  Prudential considers that embedded value reporting provides investors with a measure of the future profit streams of the Group's in-force long-term businesses and is a valuable supplement to statutory accounts.  There has been no change to the basis of presentation of the EEV results from the 2010 results and financial statements.

Exchange translation - Actual Exchange Rate (AER) and Constant Exchange Rate (CER)
The comparative results have been prepared using previously reported exchange rates (AER basis) except where otherwise stated.

Operating profit based on longer-term investment returns
Consistent with previous reporting practice, the Group provides supplementary analysis of IFRS profit before tax attributable to shareholders and analyses its EEV basis results, so as to distinguish operating profit based on longer-term investment returns from other elements of total profit.  On both the IFRS and EEV bases, operating earnings per share are calculated using operating profits based on longer-term investment returns, after related tax and non-controlling interests.

These profits exclude short-term fluctuations in investment returns and the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes.  The operating profit based on longer-term investment returns for 2010 also excludes the costs associated with the terminated AIA transaction and the gain arising upon the dilution of the Group's holding in PruHealth.

In the second half of 2010 the Company amended its presentation of IFRS operating profit for its US insurance operations to exclude the net equity hedge accounting effect relating principally to its variable annuity business and reclassified it as a short-term fluctuation.  Half year 2010 comparatives have been amended to exclude a positive £123 million effect from operating profit before tax.  This is a presentational change and it has no impact on the IFRS profit before tax or the IFRS shareholders' funds.  The change also has no impact on our EEV financial statements.

Under the EEV basis, where additional profit and loss effects arise, operating profit based on longer-term investment returns also excludes the mark to market value movements on core borrowings and the effect of changes in economic assumptions.

After adjusting for related tax and non-controlling interests, the amounts excluded from operating profit based on longer-term investment returns are included in the calculation of basic earnings per share.

Insurance Groups Directive capital surplus (as adjusted)
The estimated surpluses shown for half year 2011 and half year 2010 are before allowing for the interim dividends for 2011 and 2010 respectively.  The surplus for full year 2010 is before the 2010 final dividend.  In addition the estimated surplus for half year 2011 anticipates the intended repayment of the €500 million hybrid debt in December 2011, reducing free surplus by £0.4 billion from that reported at 31 December 2010.

IFRS RESULTS

IFRS basis operating profit based on longer-term investment returns
		AER		CER
	Half year	Half year		Half year
	2011	2010	Change	2010	Change
	£m	£m	%	£m	%
Insurance business
Long-term business:
Asia	326	262	24	259	26
US(i)	368	327	13	308	19
UK	332	307	8	307	8
Development expenses	(2)	(3)	33	(3)	33
Long-term business profit	1,024	893	15	871	18
UK general insurance commission	21	23	(9)	23	(9)
Asset management business:
M&G	199	143	39	143	39
Asia asset management	43	36	19	36	19
Curian	5	2	150	2	150
US broker-dealer and asset management	12	13	(8)	12	-
	1,304	1,110	17	1,087	20
Other income and expenditure	(253)	(240)	5	(240)	5
RPI to CPI inflation measure change on defined benefit pension schemes(ii)	42	-	100	-	-
Solvency II implementation costs	(27)	(22)	23	(22)	23
Restructuring costs	(8)	(3)	167	(3)	167
Total IFRS basis operating profit based on longer-term investment returns	1,058	845	25	822	29
i
In the second half of 2010 the Company amended the presentation of IFRS operating profit for its US insurance operations to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) and include it in short-term fluctuations.  Accordingly, the half year 2010 operating profit has been amended to remove the positive £123 million effect.

ii
During the first half of 2011 the Group altered its assumptions for future statutory increases to pension payments for its UK defined benefit pension schemes.  This reflects the UK Government's decision to change the basis of indexation from RPI to CPI.

In the first six months of 2011, the Group's IFRS operating profit before tax based on longer-term investment returns ('IFRS operating profit') after Solvency II implementation and restructuring costs was £1,058 million, an increase of 25 per cent on the same period of 2010.

In Asia, IFRS operating profit for long-term business increased by 24 per cent from £262 million in the first half of 2010 to £326 million in the corresponding period in 2011.  Profits from in-force business grew by 17 per cent between the two periods from £305 million to £357 million, reflecting the continued build-up of the business in the region.  New business strain of £31 million (2010: £42 million1) was four per cent of APE new business sales (2010: six per cent).  This is, in part, due to our continuing discipline of focusing on capital light products but is also driven by the decline in sales from the higher strain businesses of India and Taiwan.

Hong Kong, Indonesia, Singapore and Malaysia, Prudential's largest markets in Asia, continue to see profits grow strongly, with underlying operating profits from long-term business up 29 per cent from £198 million in the first half of 2010 to £255 million for the same period in 2011.  Operating profits in Malaysia have improved by 27 per cent from £45 million to £57 million, reflecting the continued growth of the portfolio.  The growth in Indonesia operating profits has been particularly strong, up 36 per cent from £70 million to £95 million, reflecting the organic growth of that business over recent years.  Singapore's underlying operating profit increased by 29 per cent to £72 million (2010: £56 million) and Hong Kong increased 15 per cent to £31 million (2010: £27 million).  Other territories contributed operating profits of £46 million before non-recurring items (2010: £45 million).  Eleven out of 12 countries in which we have life operations have made a positive contribution to IFRS profits in the first half of 2011.

The US long-term business operating profit increased by 13 per cent from £327 million in half year 2010 to £368 million in half year 2011, reflecting, in part, strong growth in fee income, up 36 per cent to £327 million.  This growth is driven by the continued high sales of variable annuity business together with higher equity markets, both of which have boosted separate account balances.  Spread income has also increased, by 10 per cent to £380 million, principally as a result of the interest rate swap transactions entered into during 2010 to more closely match the overall asset and liability duration and lower amounts credited to policyholders on fixed annuities.  These positive contributions to operating profit have been partially offset by increased administration expenses and DAC amortisation of £488 million in half year 2011 (2010: £433 million).  Much of this increase is driven by the growth in the business, but it also includes £82 million of accelerated DAC amortisation, which arises as a result of market movements and their interaction with the mean reversion methodology.

In our UK business, total IFRS operating profit was seven per cent ahead of the prior half year at £353 million (2010: £330 million).  Long-term business generated £332 million, representing an increase of eight per cent over the half year 2010 result, with the with-profits business contributing £154 million, in line with last year.  Profit from UK general insurance commission were lower at  £21 million following the expected decline of the in-force policy numbers as the business matures.

1 Excludes Japan new business strain of £1 million in 2010.

M&G's operating profit for half year 2011 was £199 million, an increase of 39 per cent from £143 million in half year 2010.  This performance is driven by the strong net inflows received in recent periods, which together with improved equity markets, has seen funds under management grow to £203 billion at 30 June 2011, compared with £178 billion at 30 June 2010.

The Asian asset management operations reported operating profits of £43 million, up by 19 per cent from £36 million in half year 2010.  This improvement is driven both by increased operating revenues from higher funds under management and continued cost discipline resulting in an improved cost/income ratio.

The £13 million increase in the charge for other income and expenditure to £253 million primarily reflects an increase in interest payable on core structural borrowings, following additional debt raised in January 2011.

Following the UK Government's decision to change the basis of indexation from RPI to CPI the Group altered its assumptions for future statutory increases to pension payments for its UK defined benefit pension schemes.  This resulted in a one-off credit to operating profit of £42 million in the first half of 2011 and will not recur going forward.

A total of £27 million of Solvency II implementation costs were incurred in the first half of 2011 (2010: £22 million) as we continue to make progress in preparing for this change.

IFRS basis results - Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver
	AER			AER			CER
	Half year 2011			Half year 2010			Half year 2010

	Operating profit	Average liability	Margini	Operating profit	Average liability	Margini	Operating profit	Average liability	Margini
	£m	£m	bps	£m	£m	bps	£m	£m	bps
Spread income	548	56,815	193	466	53,852	173	447	52,331	171
Fee income	423	68,564	123	321	51,997	123	308	51,338	120
With-profits	171	92,701	37	171	87,291	39	171	87,577	39
Insurance margin	345			316			305
Margin on revenues	665			619			615
Expenses
Acquisition costsii	(927)	1,824	(51%)	(823)	1,662	(50%)	(797)	1,619	(49%)
Administration expenses	(497)	125,379	(79)	(453)	105,849	(86)	(443)	103,670	(85)
DAC adjustments	180	-	-	155			148
Expected return on shareholder assets	116	-	-	121			117
Operating profit based on longer-term investment returns	1,024	-	-	893			871
i
Margin represents the operating return earned in the period as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus.  The margin is on an annualised basis in which half year profits are annualised by multiplying by two.  Opening and closing policyholder liabilities have been used to derive an average balance for the period.

ii	Acquisition cost ratio represents shareholder acquisition costs as a percentage of total APE.

Spread income has increased by £82 million to £548 million, an increase of 18 per cent.  This increase is attributed to both the six per cent growth in the average liabilities, and the widening of the margin secured, from 173 bps in half year 2010 to 193 bps in half year 2011.  Spread income in the US has increased by £36 million, reflecting the effect of transactions in 2010 to more closely match the overall asset and liability duration as well as lower amounts credited to policyholders on fixed annuities.  In the UK spread income has increased by £39 million reflecting the combination of the benefit of the bulk annuity deal written in the period together with the benefit to yields of transactions undertaken in the period to improve the quality of the annuity investment portfolio.

Fee income has increased by £102 million to £423 million, principally reflecting improved equity market performance and the net cash inflows in the first half of 2011 of £4.2 billion into separate accounts in Jackson and unit-linked liabilities in Asia.

Insurance marginhas increased by £29 million to £345 million in half year 2011 driven both by the continuing growth in the in-force book in Asia, which has a relatively high proportion of risk-based products, and improved profitability in the UK's  PruProtect and PruHealth businesses.

Margin on revenuesprincipally comprises amounts deducted from premiums to cover acquisition costs and administration expenses.  The margin has increased from £619 million in 2010 to £665 million, with the growth in Asia of £86 million being offset by a fall in the UK margin.  The UK 2010 margin included the one-off benefit of expense assumption changes to annuity reserving.

Acquisition costshave increased in absolute terms to £927 million, broadly in line with the increased new business sales.  Expressed as a percentage of new business APE, 2011 has seen a marginal increase from 50 per cent in 2010 to 51 per cent in 2011.

Administration expenseshave also increased to £497 million, reflecting the growth of the business in the period.  Overall the margin has improved from 86 bps in 2010 to 79 bps in 2011 as we continue to see the benefits of operational leverage.

DAC adjustments represent the net effect of the credit relating to costs deferred in the year offset by a charge reflecting the amortisation in the period of previously deferred costs.  There has been a small increase to £180 million in 2011 primarily driven by higher deferrals in the US following the significant growth in new business sales.

IFRS basis results - Margin analysis of asset management pre-tax IFRS operating profit based on longer-term investment returns by driver
	Half year 2011
	M&G	Asia	PruCap	US	Total
	£m	£m	£m	£m	£m
Operating income*	366	101	55	125	647
Operating profit based on longer-term investment returns	172	43	27	17	259
Average funds under management (FUM)†	£200.5 bn	£52.2 bn
Margin based on operating income†	37 bps	39 bps
Cost/income ratio‡	55%	59%

	Half year 2010
	M&G	Asia	PruCap	US	Total
	£m	£m	£m	£m	£m
Operating income*	302	92	43	114	551
Operating profit based on longer-term investment returns	122	36	21	15	194
Average funds under management (FUM)†	£176.0 bn	£44.2 bn
Margin based on operating income†	34 bps	41 bps
Cost/income ratio‡	60%	62%
* Operating income is net of commissions and includes performance related fees.

†              Margin represents annualised operating income as a proportion of the related funds under management (FUM).  Half year figures are annualised by multiplying by two.  Opening and closing FUM have been used to derive the average.

‡ Cost/income ratio is calculated as cost as a percentage of income excluding performance-related fees, and for M&G carried interest on private equity investments.

M&G increased its asset management fee margin during the period from 34 bps in half year 2010 to 37 bps in 2011.  This reflected a shift in funds under management mix towards external business which at 30 June 2011 represented 46 per cent of total funds under management (30 June 2010: 43 per cent).  M&G continues to focus on cost control and the efficiencies created as the scale of the business grows.  The benefit of this operational leverage is evident in the reduction in the cost/income ratio from 60 per cent in half year 2010 to 55 per cent in the first half of 2011.

In Asia, fund management revenues grew by 10 per cent compared with a growth of 18 per cent in average funds under management.  Margins declined by two bps, mainly due to lower retail margins arising from the impact of weakening GBP on funds under management, tighter margins in India and a change in product mix in Japan.  Continued focus on costs has seen cost/income ratio decrease by three percentage points to 59 per cent.

PruCap's operating profit increased during 2011, reflecting the ongoing active management of the portfolio in the period.

IFRS basis profit after tax
	AER
	Half year	Half year
	2011	2010
	£m	£m
Operating profit based on longer-term investment returns	1,058	845
Short-term fluctuations in investment returns:1
Insurance operations	85	137
Other operations	28	12
	113	149
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(7)	(24)
Costs of terminated AIA transaction	-	(377)
Profit before tax from continuing operations attributable to shareholders	1,164	593
Tax charge attributable to shareholders' profit	(301)	(149)
Non-controlling interests	(2)	(2)
Profit for the year attributable to equity holders of the Company	861	442

The total profit before tax from continuing operations attributable to shareholders was £1,164 million in half year 2011, compared with £593 million in 2010.  The improvement reflects the increase in operating profit based on longer-term investment returns, and the fact that in 2010 the profit was reduced by the terminated AIA transaction costs of £377 million.

In calculating the IFRS operating profit, we use longer-term investment return assumptions rather than actual investment returns arising in the year.  The difference between actual investment returns recorded in the income statement and longer-term returns is shown in the analysis of profits as short-term fluctuations in investment returns.

IFRS short-term fluctuations in investment returns
Short-term fluctuations in investment returns for our insurance operations comprise positive £14 million for Asia, positive £27 million for US operations and positive £44 million in the UK.

The positive short-term fluctuations of £14 million for our Asian operations includes a £26 million unrealised gain on the Group's 8.66 per cent stake in China Life Insurance Company of Taiwan.

Positive fluctuations of £27 million have arisen in our US operations principally as a result of a high level of realised investment gains in the period, following management's credit risk reduction programme, positive value movements on derivatives held to manage the Group's interest rate exposures and actual returns from limited partnerships exceeding longer-term expectations.  Offsetting these amounts was a negative net equity hedge accounting effect (net of related DAC) of £79 million.  The rise in the S&P Index in the first half of 2011 resulted in fair value reductions in the free-standing derivatives backing the guarantees embedded in Jackson's variable and fixed index annuity products.  As a substantial proportion of these policyholder guarantees are not fair valued for accounting purposes, there is no accounting offset to the value movements of these derivatives.

The positive short-term fluctuations of £44 million for our UK operations principally reflect net investment gains arising in the period on fixed income assets backing the capital of the shareholder-backed annuity business.

Short-term fluctuations for other operations were positive £28 million and mainly represent unrealised appreciation on Prudential Capital's debt securities portfolio.

Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes
The shareholders' share of actuarial and other gains and losses on defined benefit pension schemes of negative £7 million reflects adverse experience in the period in respect of the Scottish Amicable and M&G schemes, including actual asset returns being lower than the long-term rate assumed.

Effective tax rates
The effective rate of tax on operating profits based on longer-term investment returns at half year 2011 is 23 per cent (2010: 24 per cent1).  The primary reason for the decrease in rate compared to half year 2010 is the reduction in the UK tax rate.  The effective tax rate of tax on total profits is 26 per cent (2010: 25 per cent).

1 In the second half of 2010 the Company amended the presentation of IFRS operating profit for its US insurance operations to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) and include it in short-term fluctuations.  Accordingly the half year 2010 operating profit has been amended to remove the positive £123 million effect with a consequential impact on the effective tax rate.

EEV RESULTS

EEV basis operating profit based on longer-term investment returns
		AER		CER
	Half year	Half year		Half year
	2011	2010	Change	2010	Change
	£m	£m	%	£m	%
Insurance business
Asia	774	636	22	631	23
US	831	667	25	630	32
UK	537	449	20	449	20
Development expenses	(2)	(3)	33	(3)	33
Long-term business profit	2,140	1,749	22	1,707	25
UK general insurance commission	21	23	(9)	23	(9)
Asset management business:
M&G	199	143	39	143	39
Asia asset management	43	36	19	36	19
Curian	5	2	150	2	150
US broker-dealer and asset management	12	13	(8)	12	-
	2,420	1,966	23	1,923	26
Other income and expenditure	(281)	(262)	7	(262)	7
RPI to CPI inflation measure change on defined benefit pension schemes(i)	45	-	100	-	100
Solvency II implementation costs	(28)	(22)	27	(22)	27
Restructuring costs	(9)	(5)	80	(5)	80
Total EEV basis operating profit	2,147	1,677	28	1,634	31
i
During the first half of 2011 the Group altered its assumptions for future statutory increases to pension payments for its UK defined benefit pension schemes.  This reflects the UK Government's decision to change the basis of indexation from RPI to CPI.

In the first six months of 2011, Prudential Group's total EEV basis operating profit based on longer-term investment returns was £2,147 million, an increase of 28 per cent from the same period in 2010.

Long-term business profit generated by the Group increased by 22 per cent to £2,140 million.  This profit comprises:
• New business profit of £1,069 million (2010: £892 million1);
• In-force profit of £1,073 million (2010: £861 million); and
• Negative £2 million for other items including development expenses (2010: negative £4 million).

New business profit at £1,069 million, was 20 per cent higher than last year, which compares favourably with the equivalent increase in new business APE of 10 per cent.  This resulted in a five percentage point increase in the Group new business margin from 54 per cent in half year 2010 to 59 per cent in half year 2011, demonstrating management's continued focus on those products and geographies with the highest return characteristics.

Strong new business margins were recorded across the Group.  The margin for the Asian business increased to 63 per cent driven by a shift in country mix and by the ongoing high mix of protection business.  The US new business profit margin increased by four percentage points to 68 per cent, due primarily to a greater proportion of sales from the higher margin variable annuity products and the positive effect of pricing changes made in the second half of last year.  The UK new business margin was also higher than last year at 36 per cent (2010: 35 per cent), and includes the benefit of the bulk annuity buy-in written in the period as management continues to focus on value enhancing opportunities.

The contribution to operating profit from in-force business increased by 25 per cent to £1,073 million.  This includes a £52 million increase in the unwind of discount and other expected returns from £773 million to £825 million in 2011, principally reflecting the recent growth in the Asian and US businesses.  In-force profit in the first half of 2011 also includes the effect of operating assumption changes, experience variances and other items which had an aggregate positive impact of £248 million (2010: positive impact of £88 million).  Of this amount, £170 million arises in the US, including £113 million of positive spread and other experience variances.

In Asia we have seen improvements in the aggregate level of assumption changes and operating variances, where losses reduced from £59 million to £24 million.  In the first half of 2011, adverse expense and persistency variances were broadly offset by positive mortality and morbidity amounts .  These variances are relatively modest given the size of the business.

In the UK, operating assumption changes, experience variances and other items generated profits of £102 million.  This principally reflects the £46 million benefit from the change in the tax rate assumption from 27 per cent to 26 per cent, together with the benefit of transactions undertaken in the period to rebalance the annuity asset portfolio and other sundry profits.

Operating profit from the asset management business and other non-long term businesses increased to £280 million, up 29 per cent from £217 million in 2010.

1 Excluding Japan which ceased writing new business in 2010.

Other income and expenditure totalled a net expense of £281 million compared with £262 million in 2010.  The £19 million increase principally reflects the higher interest payable on core structural borrowings on the US$500 million Tier 1 subordinated note issued in January, the proceeds of which are expected to be used to redeem the €500 million Tier 2 notes in December 2011.

EEV basis profit after tax and non-controlling interests
	AER
	Half year	Half year
	2011	2010
	£m	£m
EEV basis operating profit based on longer-term investment returns	2,147	1,677
Short-term fluctuations in investment returns:
- Insurance operations	(139)	(239)
- Other operations	28	12
	(111)	(227)
Mark to market value movements on core borrowings	(74)	(42)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(8)	(25)
Effect of changes in economic assumptions	(111)	(52)
Costs of terminated AIA transaction	-	(377)
Profit before tax from continuing operations	1,843	954
Tax charge attributable to shareholders' profit	(572)	(140)
Non-controlling interests	(2)	(2)
Profit after non-controlling interests	1,269	812

Short-term fluctuations in investment returns
EEV operating profit is based on longer-term investment return assumptions rather than actual investment returns achieved.  Short-term fluctuations in investment returns represent the difference between the actual investment return and those assumed in arriving at the reported operating profit.

Short-term fluctuations in investment returns for insurance operations of negative £139 million comprise a negative £63 million for Asia, negative £91 million for our US operations and positive £15 million in the UK.

For our Asian business, short-term fluctuations of negative £63 million (2010: negative £21 million) mainly reflect the adverse effect of rising bond yields in Vietnam and lower equity returns in India.

In our US business, short-term fluctuations in investment returns were negative £91 million (2010: negative £140 million), principally reflecting higher hedging costs, partially offset by the actual separate account return in the first half of 2011 of 5.6 per cent exceeding the longer term expected level of 3.3 per cent.

For our UK business, the short-term fluctuations in investment returns were positive £15 million (2010: negative £78 million), principally arising on assets backing our shareholder-backed annuity business and the actual return on the with-profits fund exceeding the longer-term assumed rate.

Mark to market movement on core borrowings
The mark to market movement on core borrowings was a negative £74 million in the first half of 2011.

Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes
The shareholders' share of actuarial and other gains and losses on defined benefit pension schemes on the EEV basis comprises the IFRS charge attributable to shareholders, and the shareholders' share of movements in the scheme assets and liabilities attributable to the PAC with-profits fund.  On the EEV basis there was a charge of £8 million (2010: charge of £25 million) mainly reflecting adverse experience in the period for the Scottish Amicable and M&G schemes.

Effect of changes in economic assumptions
The effect of changes in economic assumptions of negative £111 million comprises negative £17 million for Asia, negative £13 million for the US and negative £81 million for the UK.

In our Asian business, economic assumption changes were negative £17 million arising from modest changes in economic factors across the territories in the period.

In our US business, economic assumption changes were modest at negative £13 million, with the fall in the assumed separate account return being partially offset by the beneficial effect of a fall in the risk discount rate following a decrease of 0.1 per cent in the US 10-year Treasury rate during the period.

In our UK business, economic assumption changes were negative £81 million, mainly reflecting the reduction in the additional returns assumed on corporate bonds and overseas equities relative to the risk free rate.

Effective tax rates
The effective tax rate at an operating level was 27 per cent (2010: 28 per cent).  The effective tax rate at a total profits level was 31 per cent in 2011 (2010: 15 per cent).  At a total profit level, 2010 benefited from a reduction in US deferred tax liabilities following changes to variable annuity reserving in accordance with revised statutory guidance.  This positive effect was not repeated in 2011.

EARNINGS AND DIVIDEND PER SHARE

Earnings per share (EPS)
	Half Year	Half Year
	2011	2010
	pence	pence
Basic EPS based on operating profit after tax and non-controlling interests
EEV	61.5	48.0
IFRS(i)	32.2	25.4
Basic EPS based on total profit after non-controlling interests
EEV	50.1	32.2
IFRS	34.0	17.5
i
In the second half of 2010 the Company amended the presentation of IFRS operating profit for its US insurance operations to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) and include it in short-term fluctuations.  Accordingly the half year 2010 operating profit has been amended to remove the positive £123 million effect.

Dividend per share
Interim dividends are recorded in the period in which they are paid.  Final dividends are recorded in the period in which they are approved by shareholders.  The final dividend for the year ended 31 December 2010 of 17.24 pence per ordinary share was paid to eligible shareholders on 26 May 2011.

In view of the progress that the Group had made in improving IFRS operating profitability and free surplus generation, the Board decided to rebase the 2010 full-year dividend upwards by 4 pence per share, equivalent to an increase of 20 per cent.  This increase was reflected in full in the 2010 final dividend.  As in previous years the interim dividend has been calculated formulaically as one third of the prior year's full year dividend.  Therefore, the Board has approved an interim dividend of 7.95 pence per share, which translates into an increase of 20 per cent.  The Group's dividend policy, which is to grow the dividend at a sustainable rate from the new higher base established at year end 2010, remains unchanged.

The 2011 interim dividend of 7.95 pence per ordinary share will be paid on 22 September 2011 in sterling to shareholders on the principal register and the Irish branch register at 6.00 p.m. BST on Friday, 19 August 2011 (the 'Record Date'), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30 p.m.  Hong Kong time on the Record Date ('HK Shareholders').  Holders of US American Depositary Receipts ('US Shareholders') will be paid their dividends in US dollars on or about five days after the payment date of the dividend to shareholders on the principal register.  The final dividend will be paid on or about 29 September 2011 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte.) Limited ('CDP') at 5.00 p.m.  Singapore time on the Record Date ('SG Shareholders').  The dividend payable to the HK Shareholders will be translated using the exchange rate quoted by the WM Company at the close of business on 4 August 2011.  The exchange rate at which the dividend payable to the SG Shareholders will be translated into SG$ will be determined by CDP.  The dividend will distribute an estimated £203 million of shareholders' funds.

In line with full year 2010, shareholders on the principal register and Irish branch register will be able to participate in a Dividend Reinvestment Plan (DRIP).

The Board will maintain its focus on delivering a growing dividend at a sustainable rate from the new higher base established at year end 2010, which will continue to be determined after taking into account the Group's financial flexibility and the Board's assessment of opportunities to generate attractive returns by investing in specific areas of the business.  The Board believes that in the medium term a dividend cover of around two times is appropriate.

MOVEMENT ON SHAREHOLDERS' FUNDS
		IFRS			EEV
	Half year	Half year	Full year	Half year	Half year	Full year
	2011	2010 (e)	2010	2011	2010	2010
		AER	AER		AER	AER
	£m	£m	£m	£m	£m	£m
Operating profit based on longer-term investment returns	1,058	845	1,941	2,147	1,677	3,696
Items excluded from operating profit	106	(252)	(480)	(304)	(723)	(589)
Total profit before tax	1,164	593	1,461	1,843	954	3,107
Exceptional tax credit	-	-	158	-	-	158
Tax and non-controlling interests	(303)	(151)	(188)	(574)	(142)	(692)
Profit for the period	861	442	1,431	1,269	812	2,573
Exchange movements, net of related tax	(75)	307	251	(101)	798	693
Unrealised gains and losses on Jackson securities classified as available for sale(a)	91	419	478	-	-	-
Dividends	(439)	(344)	(511)	(439)	(344)	(511)
New share capital subscribed	15	39	75	15	39	75
Other	17	27	36	42	94	104
Net increase in shareholders' funds	470	890	1,760	786	1,399	2,934
Shareholders' funds at beginning of period	8,031	6,271	6,271	18,207	15,273	15,273
Shareholders' funds at end of period	8,501	7,161	8,031	18,993	16,672	18,207
Comprising
Long-term business
Free surplus (b)				2,883	2,737	2,748
Required capital				3,307	3,249	3,415
Net worth (c)				6,190	5,986	6,163
Value of in-force				12,656	11,176	12,051
Total				18,846	17,162	18,214
Other business (d)				147	(490)	(7)
Total(f)				18,993	16,672	18,207
a	Net of related changes to deferred acquisition costs and tax.
b
The increase in free surplus of £135 million from 31 December 2010 arises primarily from £823 million being generated by the long-term business, off-set by cash paid to the holding company and other items.

c	The increase in net worth in the period principally reflects the free surplus generated in the period, offset by cash paid to the holding company, changes to required capital and other items.
d	Shareholders' funds for other than long-term business comprises:

	Half year	Half year	Full year
	2011	2010	2010
	£m	£m	£m
Asset management operations(i)	1,860	1,711	1,787
Holding company net borrowings	(2,364)	(2,343)	(2,212)
Other, net	651	142	418
Total shareholders' funds for other business	147	(490)	(7)
(i) Including goodwill of £1,230 million for 30 June 2011, 30 June 2010 and 31 December 2010.

e
In the second half of 2010 the Company amended the presentation of IFRS operating profit for its US insurance operations to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) and include it in short-term fluctuations.  Accordingly the half year 2010 operating profit has been amended to remove the positive £123 million effect.

f	EEV shareholders' funds excluding goodwill attributable to shareholders at 30 June 2011 is £17,524 million (30 June 2010: £15,207 million, 31 December 2010: £16,741 million).

IFRS
Statutory IFRS basis shareholders' funds at 30 June 2011 were £8.5 billion.  This compares to £8.0 billion at 31 December 2010 and represents an increase of £0.5 billion, equivalent to six per cent.

The movement primarily reflects the profit for the period after tax and non-controlling interests of £861 million and the improvement in the level of net unrealised gains on Jackson's debt securities of £91 million from the position at 31 December 2010, offset by the payment of the 2010 final dividend of £439 million and exchange translation losses of £75 million.

EEV
On an EEV basis, which recognises the shareholders' interest in long-term business, shareholders' funds at 30 June 2011 were £19 billion, an increase of £0.8 billion from the 31 December 2010 level, equivalent to four per cent.  This increased level of shareholders' funds primarily reflects the profit after tax of £1,269 million, offset by the negative effects of exchange movements of £101 million and dividend payments of £439 million.

The shareholders' funds at 30 June 2011 relating to long-term business of £18.8 billion comprise £7.8 billion (up five per cent from year-end 2010) for our Asian long-term business operations, £4.8 billion (consistent with year-end 2010) for our US long-term business operations and £6.2 billion (up four per cent from year-end 2010) for our UK long-term business operations.

At 30 June 2011, the embedded value for our Asian long-term business operations was £7.8 billion, with £6.4 billion (up five per cent from 2010) being in the South East Asia countries of Indonesia, Malaysia, Philippines, Singapore, Thailand, Vietnam together with Hong Kong.  For Prudential's other Asian markets, the embedded value was £1.4 billion in aggregate.

FREE SURPLUS AND HOLDING COMPANY CASH FLOW

Overview
The Group manages its internal cash flow by focusing on the free surplus generated by the life and asset management businesses as defined below and on an annual basis, the percentage of net underlying free surplus that is remitted to the holding company as cash.  Remittances are, however, made as and when required by the holding company with excess surplus being left in the businesses.  The tables below set out the Group's free surplus generation for 2011 and the holding company cash flow statement for the period.

Free surplus generation
Sources and uses of free surplus generation from the Group's insurance and asset management operations

Group free surplus at the end of the period comprises free surplus for the insurance businesses, representing the excess of the net worth over the required capital included in the EEV results, and IFRS net assets for the asset management businesses excluding goodwill.  The free surplus generated during the period comprises the movement in this balance excluding foreign exchange, capital movements, and other reserve movements.  Specifically, it includes amounts maturing from the in-force operations during the period less the investment in new business, the effect of market movements and other one-off items.

For asset management operations we have defined free surplus generation to be total post-tax IFRS profit for the period.  Group free surplus generated also includes the general insurance commission earned during the period and excludes shareholders' other income and expenditure, and centrally arising restructuring and Solvency II implementation costs.

The total movement in free surplus net of tax in the year can be analysed as follows:
		AER
	Half year	Half year	Full year
	2011	2010	2010
	£m	£m	£m
Free surplus generation
Expected in-force cash flows (including expected return on net assets)	1,218	1,115	2,139
Changes in operating assumptions and variances	139	171	220
RPI to CPI inflation measure change on defined benefit pension schemes(i)	33	-	-
Underlying free surplus generated in the period from in-force business	1,390	1,286	2,359
Market related items	(44)	52	(94)
Investment in new business (including Japan)	(297)	(339)	(645)
Free surplus generated in the period from retained businesses	1,049	999	1,620
Net cash remitted by the business units	(690)	(460)	(935)
Other movements and timing differences	(136)	165	122
Total movement during the period	223	704	807
Free surplus at 1 January	3,338	2,531	2,531
Free surplus at end of period	3,561	3,235	3,338
Comprised of:
Free surplus relating to long-term insurance business	2,883	2,737	2,748
Free surplus of other insurance business	48	17	33
IFRS net assets of asset management businesses excluding goodwill	630	481	557
Total free surplus	3,561	3,235	3,338
i
During the first half of 2011 the Group altered its assumptions for future statutory increases to pension payments for its UK defined benefit pension schemes.  This reflects the UK Government's decision to change the basis of indexation from RPI to CPI.

During the first half of 2011 we generated total free surplus from the retained businesses of £1,049 million (2010: £999 million).  Underlying free surplus generated from the in-force book in half year 2011 increased by eight per cent to £1,390 million (2010: £1,286 million), as a result of increased expected returns from the growing insurance book and an increase in positive changes in operating assumptions and variances.  These variances comprise £139 million for our life business (2010: £171 million) and a £33 million credit arising from a reduction in the liabilities of the Group's defined benefit pension schemes following the UK Government's decision to change the basis of indexation from RPI to CPI.  The life business variances comprise negative £29 million in Asia (2010: negative £35 million), positive £60 million in the UK (2010: positive £110 million), and positive £108 million in the US (2010: positive £96 million), principally reflecting favourable spread experience.

Underlying free surplus generated has been used by our life businesses to invest in new business.  Despite the strong growth in APE sales, investment in new business1 has fallen by 12 per cent to £297 million in 2011 as a result of improved capital efficiency.  This compares to a 10 per cent increase in sales1 and a 20 per cent increase in new business profits1.  The strong improvement in capital efficiency is primarily the result of continuing the active management of the product and geographical mix of the new business sold, in line with the Group's disciplined approach to capital conservation and value optimisation.

1 Excludes Japan which ceased writing new business in 2010.  Investment in business in Japan in 2011 was  £nil (half year and full year 2010: £2 million).

Market-related movements of negative £44 million in 2011 (2010: positive £52 million) include negative £71 million from our US business, with higher hedging costs being offset by releases of required capital after a reduction in the required asset risk charges arising from improvements to the quality of the investment portfolio, and negative £5 million in Asia.  These amounts have been offset by positive movements in the UK (£27 million) and our asset management businesses (£5 million).

Value created through investment in new business by life operations
	Half year 2011
	Asian operations
	Excluding Japan	Japan	Total	US insurance operations	UK insurance operations	Group total excluding Japan	Group total including Japan

	£m	£m	£m	£m	£m	£m	£m
Free surplus invested in new business	(129)	-	(129)	(135)	(33)	(297)	(297)
Increase in required capital	49	-	49	123	40	212	212
Net worth invested in new business	(80)	-	(80)	(12)	7	(85)	(85)
Value of in-force created by new business	430	-	430	310	101	841	841
Post tax new business profit for the year	350	-	350	298	108	756	756
Tax	115	-	115	160	38	313	313
Pre-tax new business profit for the year	465	-	465	458	146	1,069	1,069
New business sales (APE)	743		743	672	409
New business margins (% APE)	63%		63%	68%	36%
Internal rate of return*	>20%		>20%	>20%	>20%

	AER
	Half year 2010
	Asian operations
	Excluding Japan	Japan	Total	US insurance operations	UK insurance operations	Group total excluding Japan	Group total including Japan

	£m	£m	£m	£m	£m	£m	£m
Free surplus invested in new business	(123)	(2)	(125)	(179)	(35)	(337)	(339)
Increase in required capital	39	-	39	146	38	223	223
Net worth invested in new business	(84)	(2)	(86)	(33)	3	(114)	(116)
Value of in-force created by new business	382	1	383	268	94	744	745
Post tax new business profit for the year	298	(1)	297	235	97	630	629
Tax	98	-	98	126	38	262	262
Pre-tax new business profit for the year	396	(1)	395	361	135	892	891
New business sales (APE)	713		720	560	382
New business margins (% APE)	56%		55%	64%	35%
Internal rate of return*	>20%		>20%	>20%	>15%

	CER
	Half year 2010
	Asian operations
	Excluding Japan	Japan	Total	US insurance operations	UK insurance operations	Group total excluding Japan	Group total including Japan

	£m	£m	£m	£m	£m	£m	£m
Free surplus invested in new business	(121)	(2)	(123)	(169)	(35)	(325)	(327)
Increase in required capital	40	-	40	138	38	216	216
Net worth invested in new business	(81)	(2)	(83)	(31)	3	(109)	(111)
Value of in-force created by new business	379	1	380	253	94	726	727
Post tax new business profit for the year	298	(1)	297	222	97	617	616
Tax	95	-	95	119	38	252	252
Pre-tax new business profit for the year	393	(1)	392	341	135	869	868
New business sales (APE)	701		708	528	382
New business margins (% APE)	56%		55%	64%	35%
Internal rate of return*	>20%		>20%	>20%	>15%

* The internal rate of return is equivalent to the discount rate at which the present value of the post-tax cash flows expected to be earned over the lifetime of the business written in shareholder-backed life funds is equal to the total invested capital to support the writing of the business. The capital included in the calculation of the IRR is equal to the amount required to pay acquisition costs and set up statutory reserves less premiums received, plus encumbered capital. The impact of the time value of options and guarantees is included in the calculation.

Overall, the Group wrote £1,824 million of sales on an APE basis in the first half of 2011 (2010: £1,655 million1) generating a post-tax new business contribution to embedded value of £756 million (2010: £630 million1).  To support these sales, we invested £297 million of capital (2010: £337 million1).  By focusing on sales of products and in geographies which are less capital intensive, the Group has increased the amount of post-tax new business profit contribution to embedded value per £1 million of free surplus invested by 32 per cent to £2.5 million (2010: £1.9 million).  We estimate the Group's overall internal rate of return for the six months ended 30 June 2011 to be greater than 20 per cent.  The amount of capital invested covers both new business strain, including commissions, of £85 million (2010: £114 million1) and the required capital of £212 million (2010: £223 million1).  Management will continue to focus on capital preservation and investment in those areas which add most value to the Group.

In Asia, investment in new business was £129 million, broadly consistent with the £123 million1 invested in the first half of 2010.  This contrasts to a four per cent increase in new business sales (APE) in the period driven by geographic and product mix changes.  For each £1 million of free surplus invested we generated £2.7 million of post-tax new business contribution to embedded value (2010: £2.4 million).  The average free surplus undiscounted payback period for business written in the six months to 30 June 2011 was four years (2010: three years).

1 Excludes Japan which ceased writing new business in 2010.

In the US, investment in new business was £135 million, 25 per cent lower than 2010 (£179 million) and contrasts to a 20 per cent increase in APE new business sales.  For each £1 million of free surplus invested we generated £2.2 million of post-tax new business contribution to embedded value (2010: £1.3 million).  This higher return reflects both a higher proportion of variable annuity business being sold in the periods, with a reduced proportion of more capital intensive fixed annuities, and product changes which have had a beneficial impact of the level free surplus invested in sales in the period.  The average free surplus undiscounted payback period for business written in the six months to 30 June 2011 was two years (2010: two years).

In the UK, investment in new business was lower, at £33 million compared to £35 million in the same period last year.  This investment generated APE sales which were seven per cent higher at £409 million in 2011.  For each £1 million of free surplus invested we generated £3.3 million of post-tax new business contribution to embedded value (2010: £2.8 million).  The small increase reflecting the benefit of the relatively low capital utilisation of both the immediate and the bulk annuity business written in the period.  The average free surplus undiscounted payback period for shareholder-backed business written in the six months to 30 June 2011 was five years (2010: five years).

Holding company cash flow
We continue to manage cash flows across the Group with a view to achieving a balance between ensuring sufficient net remittances from the businesses to cover the progressive dividend (after corporate costs) and maximising value for shareholders through the retention of the free surplus generated at business unit level, so that it can be reinvested in the profitable opportunities available to the Group.  On this basis, the holding company cash flow statement at an operating level should ordinarily balance close to zero before exceptional cash flows, but from time to time additional remittances from business operations will be made to provide the Group with greater financial flexibility at the corporate centre.

	Half year	Half year	Full year
	2011	2010	2010
	£m	£m	£m
Net cash remitted by business units:
UK Life fund paid to Group	223	202	202
Shareholder-backed business:
Other UK paid to Group	42	67	275
Group invested in UK	-	(6)	(57)
Total shareholder-backed business	42	61	218
UK net	265	263	420
US paid to Group	320	-	80
Group invested in US	-	-	-
US net	320	-	80
Asia paid to Group
Long-term business	147	99	330
Other operations	20	16	33
	167	115	363
Group invested in Asia
Long-term business	(12)	(18)	(63)
Other operations	(50)	(30)	(67)
	(62)	(48)	(130)
Asia net	105	67	233

M&G paid to Group	-	80	150
PruCap paid to Group	-	50	52
Net remittances to Group from Business Units	690	460	935
Net interest paid	(135)	(110)	(231)
Tax received	100	55	185
Corporate activities	(70)	(63)	(146)
Solvency II costs	(36)	-	(34)
Total central outflows	(141)	(118)	(226)
Operating holding company* cash flow before dividend	549	342	709
Dividend paid (net of scrip in respect of 2010)	(439)	(318)	(449)
Operating holding company* cash flow after dividend	110	24	260
Issue of hybrid debt, net of costs	340	-	-
Costs of terminated AIA transaction	-	(261)	(377)
Bank loan reorganisation	-	-	120
Other cash payments	(205)	(244)	(276)
Total holding company cash flow	245	(481)	(273)
Cash and short term investments at beginning of period	1,232	1,486	1,486
Foreign exchange movements	(1)	18	19
Cash and short term investments at end of period	1,476	1,023	1,232
* Including central finance subsidiaries.

Operating holding company cash flow for the first half of 2011 before the shareholder dividend was £549 million, £207 million higher than half year 2010.  After deducting the higher level of shareholder dividend paid following the upward rebasing at the end of 2010, the operating holding company cash flow was positive £110 million (half year 2010: £24 million).

The holding company received £690 million of net cash remittances from the business units in the first half of 2011, an increase of £230 million from half year 2010.

The UK insurance operations remitted £265 million in the first half of 2011 (2010: £263 million).  This included a higher annual with-profits transfer to shareholders of £223 million.  A total of £42 million was remitted from the shareholder-backed business, reflecting the surpluses arising from shareholder-backed annuities and the benefits of our cost savings initiatives.  The UK remains on track to deliver £350 million of cash to Group by 2013.

Cash received from Jackson was £320 million in half year 2011 (2010: £nil), above the 2013 sustainable remittance target of £200 million.  Jackson's full dividend contribution to Group for 2011 has been taken in the first half, with £200 million representing the remittances for the year and a further £120 million representing additional releases of surplus to Group.  These additional releases reflect the current strength of Jackson's balance sheet, after its recent strong business and financial performance.

Asia continues to be cash positive, increasing its remittances to Group at the half year stage to £105 million, some £38 million higher than the net £67 million remitted in the same period last year.  Asia remains on track to meet its objective of £300 million net remittances in 2013.

The Group's UK asset management operations remit substantially all of their annual post-tax earnings to Group, which in 2011 will be paid in the second half of the year.

Central outflows increased to £141 million in half year 2011 (2010: £118 million).  Higher tax receipts in the first half of 2011 were offset by increased net interest payments, following the additional debt raised in 2011, and higher Solvency II implementation spend.

After central costs, there was a net cash inflow before dividend of £549 million in the first half of 2011 compared to £342 million for half year 2010.  The dividend paid was £439 million in half year 2011 compared to £318 million (net of scrip of £26 million) in the same period in 2010.

Outside of the normal recurring central cash flow items we incurred £205 million of other cash payments in 2011.  These comprise the first instalment to the UK tax authorities following the settlement reached last year on historic tax issues and the prepayment of fees in relation to new distribution agreements in Asia.

The overall holding company cash and short-term investment balances at 30 June 2011 increased by £244 million to £1.5 billion from the £1.2 billion at 31 December 2010.  The company seeks to maintain a central cash balance in excess of £1 billion.  The current cash balance is buoyed by the receipt of £340 million proceeds from January's subordinated debt issue.  This is expected to be used to repay the €500 million Tier 2 subordinated debt later in the year.

Balance Sheet
Summary
	AER
	Half year	Half year	Full year
	2011	2010	2010
	£m	£m	£m
Investments	245,282	222,599	239,297
Holding company cash and short-term investments	1,476	1,023	1,232
Other	22,708	19,790	20,277
Total assets	269,466	243,412	260,806
Less: Liabilities
Policyholder liabilities	221,432	198,913	214,727
Unallocated surplus of with-profits funds	10,872	10,066	10,253
	232,304	208,979	224,980
Less: Shareholders' accrued interest in the long-term business	(10,492)	(9,511)	(10,176)
	221,812	199,468	214,804
Core structural borrowings of shareholders' financed operations (IFRS book value basis)	3,998	3,482	3,676
Other liabilities including non-controlling interest	24,663	23,790	24,119
Total liabilities and non-controlling interest	250,473	226,740	242,599
EEV basis net assets	18,993	16,672	18,207

Share capital and premium	1,998	1,983	1,983
IFRS basis shareholders' reserves	6,503	5,178	6,048
IFRS basis shareholders' equity	8,501	7,161	8,031
Additional EEV basis retained profit	10,492	9,511	10,176
EEV basis shareholders' equity (excluding non-controlling interest)	18,993	16,672	18,207

The following sections focus on key areas of interest in the balance sheet.

Investments
	Half year 2011				Full year 2010
	Participating funds	Unit-linked and variable annuities	Shareholder-backed	Total Group	Total Group
	£m	£m	£m	£m	£m
Debt securities	54,149	8,726	54,338	117,213	116,352
Equity	30,009	60,145	883	91,037	86,635
Property investments	8,664	743	1,558	10,965	11,247
Commercial mortgage loans	269	-	4,630	4,899	4,949
Other loans	1,888	-	2,230	4,118	4,312
Deposits	8,125	872	1,861	10,858	9,952
Other investments	4,049	112	2,031	6,192	5,850
Total	107,153	70,598	67,531	245,282	239,297

Total investments held by the Group at 30 June 2011 were £245 billion, of which £107 billion were held by participating funds, £71 billion by unit-linked funds and £67 billion by shareholder-backed operations.  Shareholders are not directly exposed to value movements on assets backing participating or unit-linked operations, with sensitivity mainly related to shareholder-backed operations.

Of the £67 billion investments related to shareholder-backed operations, £6 billion was held by Asia long-term business, £31 billion by Jackson and £27 billion by the UK long-term business respectively.  In addition £3 billion is held by our asset management and other operations.

The investments held by the shareholder-backed operations are predominantly debt securities, totalling £54 billion, £5 billion, £25 billion and £22 billion for Asia, the US and the UK long-term businesses respectively, of which 87 per cent, 95 per cent and 98 per cent are rated, either externally or internally, as investment grade.

In addition, £2 billion of debt securities was held by asset management and other operations, substantially all of which was managed by Prudential Capital.

Policyholder liabilities and unallocated surplus of with-profit fund
	AER				AER
	Half year 2011				Half year 2010(i)

	Asia	US	UK	Total	Total
Shareholder - backed business	£m	£m	£m	£m	£m
At 1 January	17,716	60,523	43,944	122,183	100,061
Premiums	1,799	6,805	2,178	10,782	8,979
Surrenders	(904)	(2,153)	(1,085)	(4,142)	(3,208)
Maturities/Deaths	(92)	(436)	(1,098)	(1,626)	(1,540)
Net cash flows	803	4,216	(5)	5,014	4,231
Investment related items and other movements	185	1,429	1,218	2,832	1,402
Acquisition of UOB Life Assurance Limited	-	-	-	-	464
Foreign exchange translation difference	8	(1,461)	-	(1,453)	5,015
At 30 June	18,712	64,707	45,157	128,576	111,173
With-profits funds
- Policyholder liabilities				92,856	87,740
- Unallocated surplus				10,872	10,066
Total at 30 June				103,728	97,806
Total policyholder liabilities including unallocated surplus at 30 June				232,304	208,979
i
At 30 June 2010, £188 million of surrenders and £9 million of maturities relating to Indian unit-linked business, which had previously been netted off investment related items and other movements, have now been presented against the appropriate classifications.  This change has no impact on the previously reported full year 2010 equivalent analysis.

Policyholder liabilities related to shareholder-backed business grew by £6.4 billion from £122.2 billion at 31 December 2010 to £128.6 billion at 30 June 2011.

The increase reflects positive net flows (premiums less surrenders and maturities/deaths) of £5.0 billion in 2011 (2010: £4.2 billion), driven by strong inflows in the US (£4.2 billion) and Asia (£0.8 billion).  Excluding India, net flows in Asia have increased by 22 per cent to £684 million in 2011 (2010: £562 million).  In Asia, the rate of surrenders (expressed as a percentage of opening liabilities) was 5.1 per cent in the first half of 2011 compared with 6.2 per cent in the first half and 6.4 per cent in the second half of 2010 respectively.  There have been improvements in both Malaysia and Indonesia where we had experienced increased withdrawals in 2010, as policyholders took the opportunity to capitalise on the increased value of their unit linked policies as stock markets recovered.

Positive investment-related and other items of £2.8 billion (2010: £1.4 billion) also contributed to the growth in group policyholder liabilities following improvements in the bond and equity markets during the period.

Other movements include foreign exchange movements of negative £1.5 billion (2010: positive £5.0 billion).

During 2011, the unallocated surplus, which represents the excess of assets over policyholder liabilities for the Group's with-profit funds on a statutory basis, increased by 6.0 per cent from £10.3 billion at 31 December 2010 to £10.9 billion at 30 June 2011.

Shareholders' net borrowings and ratings
Shareholders' net borrowings at 30 June 2011:
		AER			AER
	Half year 2011			Full year 2010 £m
	IFRS basis	Mark to market value	EEV basis	IFRS basis	Mark to market value	EEV basis
	£m	£m	£m	£m	£m	£m
Perpetual subordinated
Capital securities (Innovative Tier 1)	1,764	73	1,837	1,463	28	1,491
Subordinated notes (Lower Tier 2)	1,280	136	1,416	1,255	117	1,372
	3,044	209	3,253	2,718	145	2,863
Senior debt
2023	300	37	337	300	33	333
2029	249	1	250	249	(1)	248
Holding company total	3,593	247	3,840	3,267	177	3,444
Prudential Capital	250	-	250	250	-	250
Jackson surplus notes (Lower Tier 2)	155	17	172	159	13	172
Total	3,998	264	4,262	3,676	190	3,866
Less: Holding company cash and short-term investments	(1,476)	-	(1,476)	(1,232)	-	(1,232)
Net core structural borrowings of shareholder-financed operations	2,522	264	2,786	2,444	190	2,634

The Group's core structural borrowings at 30 June 2011 totalled £4.0 billion on an IFRS basis, compared with £3.7 billion at 31 December 2010.  The increase of £0.3 billion mainly reflects the issue of US$550 million of subordinated debt in the period.

After adjusting for holding company cash and short-term investments of £1.5 billion, net core structural borrowings at 30 June 2011 were £2.5 billion compared with £2.4 billion at 31 December 2010.  The increase of £0.1 billion comprises positive operating cash flows (after payment of the 2010 final dividend) of £0.1 billion offset by exceptional cash payments in the period of £0.2 billion.

In January 2011, the Company issued US$550 million 7.75 per cent Tier 1 subordinated debt, primarily to retail investors.  The proceeds, net of costs, were US$539 million (£340 million) and are intended to finance the repayment of the €500 million Tier 2 subordinated notes in December 2011.

The Group operates a central treasury function, which has overall responsibility for managing our capital funding programme as well as our central cash and liquidity positions.

In addition to our core structural borrowings set out above, we also have in place an unlimited global commercial paper programme.  As at 30 June 2011, we had issued commercial paper under this programme totalling £187 million, US$3,075 million, € 237 million and CHF 92 million.  The central treasury function also manages our £5,000 million medium-term note (MTN) programme, covering both core and non-core borrowings.  During January 2010, we raised non-core borrowings of £250 million from this programme.  In total, at 30 June 2011 the outstanding subordinated debt under the programme was £835 million, US$1,300 million and € 520 million, while the senior debt outstanding was £450 million.  In addition, our holding company has access to £2.1 billion of syndicated and bilateral committed revolving credit facilities, provided by 17 major international banks, expiring between 2012 and 2016.  Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 30 June 2011.  The commercial paper programme, the MTN programme and the committed revolving credit facilities are all available for general corporate purposes and to support the liquidity needs of our holding company and are intended to maintain a strong and flexible funding capacity.

We manage the Group's core debt within a target level consistent with our current debt ratings.  At 30 June 2011, the gearing ratio (debt, net of cash and short-term investments, as a proportion of EEV shareholders' funds plus net debt) was 11.7 per cent, compared with 11.8 per cent at 31 December 2010.  Prudential plc has strong debt ratings from Standard & Poor's, Moody's and Fitch.  Prudential's long-term senior debt is rated A+, A2 and A from Standard & Poor's, Moody's and Fitch, while short-term ratings are A-1, P-1 and F1 respectively.

The financial strength of PAC is rated AA by Standard & Poor's, Aa2 by Moody's and AA by Fitch.

Jackson National Life's financial strength is rated AA by Standard & Poor's, A1 by Moody's and AA by Fitch.

Financial position on defined benefit pension schemes
The Group currently operates three defined benefit schemes in the UK, of which by far the largest is the Prudential Staff Pension Scheme (PSPS) and two smaller schemes, Scottish Amicable (SAPS) and M&G.

Defined benefit schemes in the UK are generally required to be subject to a full actuarial valuation every three years, in order to assess the appropriate level of funding for schemes in relation to their commitments.  PSPS, SAPS and M&G were last actuarially valued as at 5 April 2008, 31 March 2008 and 31 December 2008, respectively.  The valuation of PSPS as at 5 April 2008 demonstrated the scheme to be 106 per cent funded by reference to the Scheme Solvency Target that forms the basis of the scheme's funding objective.  No formal deficit plan was required.  However, in recognition of the fall in value of the Scheme's investments between 5 April 2008 and the completion of the actuarial valuation in the second quarter of 2009, additional funding akin to deficit funding was agreed by the Trustees.  This is subject to reassessment when the next valuation, which is currently in progress, is completed.  The total contributions being currently made by the Group into the scheme, representing the annual accrual cost and deficit funding, are £50 million per annum.  Deficit funding for PSPS is apportioned in the ratio of 70/30 between the PAC with-profits fund and shareholder-backed operations.

The actuarial valuation of SAPS as at 31 March 2008 demonstrated the scheme to be 91 per cent funded, representing a deficit of £38 million.  Based on this valuation and subsequent agreements with the Trustees, £13.1 million per annum of deficit funding is currently being paid into the scheme.

The actuarial valuation of the M&G pension scheme as at 31 December 2008 demonstrated the scheme to be 76 per cent funded, representing a deficit of £51 million.  Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a five year period have been agreed with £14.1 million being paid in each of 2010 and 2011 and £9.3 million per annum for the subsequent three years.

The next triennial valuations for PSPS and SAPS as at 5 April 2011 and 31 March 2011, respectively, are currently in progress.  The next triennial valuation for the M&G pension scheme is at 31 December 2011.

The valuation basis under IAS 19 for the Group financial statements differs markedly from the full triennial actuarial valuation basis.  In particular, reflecting the trust deed provisions over distributions, the underlying surplus net of related tax relief of £749 million for PSPS at 30 June 2011 (31 December 2010: £421 million) is not recognised.  As at 30 June 2011, on the Group IFRS statement of financial position, the shareholders' share of the liabilities for these UK schemes amounted to a £48 million liability net of related tax relief (31 December 2010: £83 million).  The total share attributable to the PAC with-profits fund amounted to a liability of £69 million net of related tax relief (31 December 2010: £99 million).  The adoption by the Group in half year 2011 of the UK Government's decision to use the Consumer Price Index (CPI) in place of the Retail Price Index (RPI) as the basis for inflationary increases to pensions affected the IAS 19 valuation of certain tranches of the Group's schemes.  This resulted in a credit to pre-tax operating profit of £42 million.  The impact of this change on the shareholders' share of pension liabilities, net of related tax relief and the total share attributable to the PAC with-profits fund, net of related tax relief, was a reduction of £31 million and £22 million, respectively.

Financial strength of the UK Long-term Fund
On a realistic valuation basis, with liabilities recorded on a market consistent basis, the free assets were valued at approximately £6.9 billion at 30 June 2011, before a deduction for the risk capital margin.  The value of the shareholder's interest in future transfers from the UK with-profits fund is estimated at £2.4 billion.  The financial strength of PAC is rated AA by Standard & Poor's, Aa2 by Moody's and AA by Fitch Ratings.

Despite continued volatility in financial markets, Prudential UK's With-Profits fund performed relatively strongly achieving a 3.6 per cent pre-tax investment return for policyholder asset shares during the first half of 2011.

Inherited estate of Prudential Assurance
The assets of the with-profits sub-fund (WPSF) within the long-term insurance fund of The Prudential Assurance Company Limited (PAC) comprise the amounts that it expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital.  The amount payable over time to policyholders from the WPSF is equal to the policyholders' accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees.  The balance of the assets of the WPSF is called the 'inherited estate' and has accumulated over many years from various sources.

The inherited estate, as working capital, enables PAC to support with-profits business by providing the benefits associated with smoothing and guarantees, by providing investment flexibility for the fund's assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of certain significant events or fundamental changes in its long-term business without affecting the bonus and investment policies.  The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

RISK AND CAPITAL MANAGEMENT

As a provider of financial services, including insurance, the management of risk lies at the heart of our business.  As a result, effective risk management capabilities represent a key source of competitive advantage for our Group.

The Group's risk appetite framework sets out our appetite for risk exposures as well as our approach to risk management and return optimisation.  Under this approach, we monitor our risk profile continuously against agreed limits.  Our main strategies for managing and mitigating risk include asset liability management, using derivatives to hedge relevant market risks, and implementing reinsurance and corporate insurance programmes.

Our risk exposure and approach to risk management were described in detail in our 2010 year-end report and remain valid.

1    Financial risks
a    Market risk
i     Equity risk
In the UK business, most of our equity exposure is incurred in the with-profits fund, which includes a large inherited estate estimated at £6.9 billion as at 30 June 2011 (30 June 2010: £5.9 billion), which can absorb market fluctuations and protect the fund's solvency.  The inherited estate itself is partially protected against falls in equity markets through an active hedging policy.

In Asia, a high proportion of our in-force book is made up of unit-linked products with limited shareholder exposure to equities.  We have minimal direct shareholder exposure to Asian equity markets outside our unit-linked holdings.

In the US, where we are a leading provider of variable annuities, there are well-understood risks associated with the guarantees embedded in our products.  We provide guaranteed minimum death benefits (GMDB) on all policies in this class, guaranteed minimum withdrawal benefits (GMWB) on 75 per cent of the book, and guaranteed minimum income benefits (GMIB) on only four per cent.  To protect the shareholders against the volatility introduced by these embedded options, we use both a comprehensive hedging programme and reinsurance.  Due to the inability to reinsure or hedge the GMIB economically, Jackson ceased offering this benefit in 2009.

In our variable annuity sales activities, we focus on meeting the needs of conservative and risk averse customers who are seeking reliable income in retirement, and who display little tendency to arbitrage their guarantees.  These customers generally select conservative investment options.  We are able to meet the needs of these customers because our unique and market-leading operational platform allows us to tailor more than 3,200 product combinations.

It is our philosophy not to compete on price.  Our individual guarantees tend to be more expensive than the market average because we seek to sell at a price sufficient to fund the cost we incur to hedge or reinsure our risks.

We use a macro approach to hedging that covers the entire risk in the US business.  Within this macro approach we make use of the natural offsets that exist between the variable annuity guarantees and the fixed index annuity book, and then use a combination of OTC options and futures to hedge the residual risk, allowing for significant market shocks and limiting the amount of capital we are putting at risk.  Internal positions are generally netted before any external hedge positions are considered.  The hedging programme also covers the fees on variable annuity guarantees.

Jackson hedges the economics of its products rather than the accounting result.  This focus means that we sometimes accept a degree of variability in our accounting results in order to ensure we achieve the appropriate economic result.  Accordingly, while its hedges are effective on an economic basis, due to different accounting treatment for the hedges and some of the underlying hedged items on an IFRS basis, the reported income effect is more variable.

ii    Interest rate risk
Interest rate risk arises primarily from Prudential's investments in long-term debt and fixed income securities.  Interest rate risk also exists in policies that carry investment guarantees on early surrender or at maturity, where claim values can become higher than the value of backing assets as a result of rises or falls in interest rates.

In the US, there is interest rate risk across the portfolio.  The majority of Jackson's fixed annuity and life liabilities allow for an annual reset of the crediting rate, which provides for a greater level of discretion in determining the amount of interest rate risk to assume.  The primary concerns with these liabilities relate to potential surrenders when rates increase and, in a low interest environment, the minimum guarantees required by state law.  With its large fixed annuity and fixed index annuity books, Jackson has natural offsets for its variable annuity interest-rate related risks.  Jackson manages interest rate exposure through a combination of interest rate swaps and interest rate options.

In the UK, the investment policy for the shareholder-backed annuity business is to match the annuity payments with the cash flows from investments.  As a result, assets and liabilities are closely matched by duration.  The impact on profit of any residual cash flow mismatching can be adversely affected by changes in interest rates; therefore the mismatching position is regularly monitored.

The exposure to interest rate risk arising from Asia is at modest levels.

iii Foreign exchange risk
Prudential principally operates in the UK, the US, and in 13 countries in Asia.  The geographical diversity of our businesses means that we are inevitably subject to the risk of exchange rate fluctuations.  Prudential's international operations in the US and Asia, which represent a significant proportion of our operating profit and shareholders' funds, generally write policies and invest in assets denominated in local currency.  Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in our consolidated financial statements when results are expressed in pounds sterling.

We do not generally seek to hedge foreign currency revenues, as these are substantially retained locally to support the growth of the Group's business and meet local regulatory and market requirements.  However, in cases where a surplus arising in an overseas operation supports Group capital or shareholders' interest, this exposure is hedged if it is economically optimal to do so.  Currency borrowings, swaps and other derivatives are used to manage exposures.

b    Credit risk
In addition to business unit operational limits on credit risk, we monitor closely our counterparty exposures at Group level, highlighting those that are large or of concern.  Where appropriate, we will reduce our exposure, purchase credit protection or make use of collateral arrangements to control our levels of credit risk.

Debt portfolio
Our debt portfolio on an IFRS basis was £117.2 billion at 30 June 2011.  £54.3 billion of these assets backed shareholder business, of which 95 per cent were investment grade, compared to 95 per cent at 30 June 2010.  Sovereign debt represented 15 per cent of the debt portfolio backing shareholder business, or £8.4 billion, at 30 June 2011.  69 per cent of this was rated AAA and 93 per cent investment grade.  Shareholder-backed sovereign exposures were £1.9 billion to the US, £2.8 billion to the UK, £0.7 billion to Europe and £3.0 billion to the rest of the world, predominately Asia. In terms of exposure to Europe, of which 93 per cent were AAA rated, the exposure in respect of Germany was £616 million, Italy was £52 million and Spain was £1 million whilst there was no sovereign exposure to Greece, Portugal or Ireland.

In terms of shareholder exposures to the bank debt of Portugal, Ireland, Italy, Greece and Spain (PIIGS), we held £341 million at 30 June 2011.  The £341 million bank debt exposure was £34 million to Portugal, £15 million to Ireland, £138 million to Italy and £154 million to Spain.  The £341 million comprised £46 million senior debt, £30 million Tier 1 debt, £242 million Tier 2 debt and £23 million of covered bonds.  There was no exposure to Greece in respect of bank debt.

Of the £54.3 billion of debt securities backing shareholder business, five per cent (£3.0 billion) was in Tier 1 and Tier 2 hybrid bank debt.  In addition to the Tier 1 and Tier 2 PIIGS exposures set out above we had £515 million exposure to the US, of which £3 million was Tier 1, £854 million exposure to the UK, of which £112 million was Tier 1, and £1,334 million of other exposures, of which £283 million was Tier 1.

Asia
Asia's debt portfolio totalled £15.4 billion at 30 June 2011.  Of this, approximately 68 per cent was in unit-linked and with-profits funds with minimal shareholders' risk.  The remaining 32 per cent is shareholder exposure and is invested predominantly (87 per cent) in investment grade bonds.  For Asia, the portfolio has performed very well, and did not experience any default losses in the first half of 2011.

UK
The UK's debt portfolio on an IFRS basis is £74.8 billion as at 30 June 2011, including £46.7 billion within the UK with-profits fund.  Shareholders' risk exposure to the with-profits fund is limited as the solvency is protected by the large inherited estate.  Outside the with-profits fund there is £5.7 billion in unit-linked funds where the shareholders' risk is limited, with the remaining £22.4 billion backing the shareholders' annuity business and other non-linked business (of which 80 per cent is rated AAA to A, 18 per cent BBB and two per cent non-investment grade).

US
The most significant area of exposure to credit risk for the shareholders is Jackson in the US.  At 30 June 2011 Jackson's fixed income debt securities portfolio totalling £25.3 billion, comprised £19.7 billion corporate and government debt, £2.5 billion of Residential Mortgage-Backed Securities (RMBS), £2.3 billion of Commercial Mortgage-Backed Securities (CMBS) and £0.8 billion of other instruments.

The US corporate and government debt portfolio of £19.7 billion is comprised of £17.9 billion of corporate debt and £1.8 billion of government debt.  Of the £17.9 billion of corporate debt 95 per cent is investment grade.  Concentration risk within the corporate debt portfolio is low, with the top ten holdings accounting for approximately eight per cent of the portfolio.  Our largest sector exposures in the investment grade corporate debt portfolio are Utilities and Energy each at 15 per cent.  We actively manage the portfolio and will sell exposures as events dictate.

Within the RMBS portfolio of £2.5 billion, the agency guaranteed portion is 53 per cent.  Another 24 per cent of the portfolio is non-agency prime and Alt-A investments with pre-2006/2007 vintages, where experience has been much more positive than later vintages.  Our exposure to the 2006/2007 vintages totals £425 million of which £418 million is invested in the senior part of the capital structure, thereby significantly reducing the risk of defaults and the magnitude of loss if a shortfall does occur.  The actual exposure to non-senior 2006/2007 Prime and Alt-A RMBS is only £7 million.  The total RMBS portfolio has an average fair value price of 90 cents on the dollar.

The CMBS portfolio of £2.3 billion is performing strongly, with 38 per cent of the portfolio rated AAA and one per cent rated below investment grade.  The entire portfolio has an average credit enhancement level of 31 per cent.  This level provides significant protection, since it means the bond has to incur a 31 per cent loss, net of recoveries, before we are at risk.

In Jackson, total amounts charged to profits relating to debt securities were £13 million (2010: £161 million).  This is net of recoveries/reversals recognised in the year of £3 million (2010: £3 million).

In the first half of 2011, Jackson's total defaults were £nil (2010: £nil).  In addition, as part of our active management of the book, we incurred a credit net of recoveries and reversals of £1 million (2010: losses of £97 million) on credit-related sales of impaired bonds.

IFRS write-downs excluding defaults for the first half of the year were £14 million compared to £64 million in the equivalent period in 2010.  Of this amount £11 million (2010: £39 million) was in respect of RMBS securities.

The impairment process reflects a rigorous review of every bond and security in our portfolio.  Our accounting policy requires us to book full mark to market losses on impaired securities through our income statement.  However, we would expect only a proportion of these losses eventually to turn into defaults, and some of the impaired securities to recover in price over time.

Unrealised gains and losses on debt securities in the US
Jackson's net unrealised gains from debt securities has steadily improved from negative £2,897 million at 31 December 2008 to positive £4 million at 31 December 2009 to positive £1,210 million at 31 December 2010 to positive £1,419 million at 30 June 2011.  The gross unrealised loss position moved from £370 million at 31 December 2010 to £266 million at 30 June 2011.  Gross unrealised losses on securities priced at less than 80 per cent of face value totalled £168 million at 30 June 2011 compared to £224 million at 31 December 2010.

Asset management
The debt portfolio of the Group's asset management operations of £1.7 billion as at 30 June 2011 is principally related to Prudential Capital operations.  Of this amount £1.6 billion were rated AAA to A- by S&P or Aaa to A3 by Moody's.

Loans
Of the total Group loans of £9.0 billion at 30 June 2011, £6.8 billion are held by shareholder-backed operations comprised of £4.6 billion commercial mortgage loans and £2.2 billion of other loans.

Of the £6.8 billion held by shareholder-backed operations, the Asian insurance operations held £0.4 billion of other loans, the majority of which are commercial loans held by the Malaysian operation that are rated investment grade by two local rating agencies.  The US insurance operations held £4.1 billion of loans, comprising £3.6 billion of commercial mortgage loans, all of which are collateralised by properties, and £0.5 billion of policy loans.  The US commercial mortgage loan portfolio does not include any single-family residential mortgage loans and therefore is not exposed to the risk of defaults associated with residential sub-prime mortgage loans.  Jackson incurred impairments of £9.6 million on its commercial mortgage book (2010: £1.2 million).  The UK insurance operations held £1.0 billion of loans, the majority of which are mortgage loans collateralised by properties.

The balance of the total shareholder loans amounts to £1.3 billion and relates to bridging loan finance managed by Prudential Capital.

c    Insurance risk
The processes of determining the price of our products and reporting the results of our long-term business operations require us to make a number of assumptions.  In common with other industry players, the profitability of our businesses depends on a mix of factors including mortality and morbidity trends, persistency, investment performance, unit cost of administration and new business acquisition expenses.

We continue to conduct rigorous research into longevity risk using data from our substantial annuity portfolio.  The assumptions that Prudential makes about future expected levels of mortality are particularly relevant in its UK annuity business.  The attractiveness of reinsurance is regularly evaluated.  It is used as a risk management tool where it is appropriate and attractive to do so.

Prudential's persistency assumptions reflect recent experience for each relevant line of business, and any expectations of future persistency.  Persistency risk is mitigated by appropriate training and sales processes and managed proactively post sale.  Where appropriate, allowance is also made for the relationship - either assumed or historically observed - between persistency and investment returns, and for the resulting additional risk.

d    Liquidity risk
The holding company has significant internal sources of liquidity which are sufficient to meet all of our expected requirements for the foreseeable future without having to make use of external funding.  In aggregate the Group has £2.1 billion of undrawn committed facilities, expiring between 2012 and 2016.  In addition, the Group has access to liquidity via the debt capital markets.  For example, Prudential plc issued US$550 million perpetual subordinated Tier 1 securities in January 2011.  Prudential also has in place an unlimited commercial paper programme and has maintained a consistent presence as an issuer in this market for the last 10 years.  Liquidity uses and sources have been assessed at a business unit level under base case and stressed assumptions.  The liquidity resources available and the subsequent Liquidity Coverage Ratio (LCR) have been assessed to be sufficient under both sets of assumptions.

2    Non-financial risk
Prudential is exposed to operational, business environment and strategic risk in the course of running its businesses.

With regard to operational risk, the Group is dependent on processing a large number of complex transactions across numerous and diverse products, and is subject to a number of different legal and regulatory, including tax, regimes.  Prudential also has a significant number of third-party relationships that are important to the distribution and processing of our products, both as market counterparties and as business partners.  This results in reliance upon the operational performance of these outsourcing partners.

Prudential's systems and processes incorporate controls that are designed to manage and mitigate the operational risks associated with its activities.  The Prudential Group Governance Manual was developed to make a key contribution to the sound system of internal control that the Group is expected to maintain under the UK Corporate Governance Code and the Hong Kong Code on Corporate Governance Practices.  Business units confirm that they have implemented the necessary controls to evidence compliance with the Manual.

The Group also has an operational risk management framework in place that facilitates both the qualitative and quantitative analysis of operational risk exposures.  The output of this framework, in particular management information on key operational risk components such as risk and control assessments, internal incidents and external incidents, is reported by the business operations and presented to the Group Operational Risk Committee.  This information also supports business decision-making and lessons-learned activities; the ongoing improvement of the control environment; the informing of overall levels of capital held; and determination of the adequacy of Prudential's corporate insurance programme.

With regard to business environment risk, the Group has a wide-ranging programme of active and constructive engagement with governments, policymakers and regulators in our key markets and with relevant international institutions.  Such engagement is undertaken both directly and indirectly via trade associations.  The Group has procedures in place to monitor and track political and regulatory developments.  Where appropriate, we provide submissions and technical input to officials and others, either via submissions to formal consultations or through interactions with officials.

With regard to strategic risk, both business units and the Group Head Office are required to adopt a forward-looking approach to risk management by performing risk assessments as part of the annual strategic planning process.  This supports the identification of potential threats and the initiatives needed to address them, as well as competitive opportunities.  The impact on the underlying businesses and/or Group-wide risk profile is also considered to ensure that strategic initiatives are within the Group's risk appetite.

3    Risk factors and contingencies
Our disclosures covering risk factors can be found at the end of our 2010 Annual Report.  Note AB of the IFRS basis condensed consolidated financial statements gives an update on the position for contingencies of the Group since those published in the 2010 Annual Report.

Capital management
Regulatory capital (IGD)
Prudential is subject to the capital adequacy requirements of the European Union (EU) Insurance Groups Directive (IGD) as implemented by the Financial Services Authority (FSA) in the UK.  The IGD capital adequacy requirements involve aggregating surplus capital held in our regulated subsidiaries, from which Group borrowings, except those subordinated debt issues that qualify as capital, are deducted.  No credit for the benefit of diversification is permitted under this approach.

Our capital position remains strong.  We have continued to place emphasis on maintaining the Group's financial strength through optimising the balance between writing profitable new business, conserving capital and generating cash.  We estimate that our IGD capital surplus is £4.1 billion at 30 June 2011 (before taking into account the 2011 interim dividend), covering our capital requirements 2.9 times.  This compares to a capital surplus of £4.3 billion at the end of 2010 (before taking into account the 2010 final dividend).

The movements during 2011 mainly comprise:

·	Net capital generation mainly through operating earnings (in-force releases less investment in new business) of £0.6 billion;

Offset by:

·	Final 2010 dividend of £0.4 billion;
·	External financing costs and other central costs, net of tax, of £0.2 billion;
·
Net impact of £0.1 billion arising from issuance of the $550 million perpetual subordinated Tier 1 securities in January 2011 and recognition of intended repayment of the €500 million subordinated notes in December 2011; and

·	Foreign exchange movements of £0.1 billion.

We continue to have further options available to us to manage available and required capital.  These could take the form of increasing available capital (for example, through financial reinsurance) or reducing required capital (for example, through the mix and level of new business) and the use of other risk mitigation measures such as hedging and reinsurance.

In addition to our strong capital position, on a statutory (Pillar 1) basis, the total credit reserve for the UK shareholder annuity funds also protects our capital position in excess of the IGD surplus.  This credit reserve as at 30 June 2011 was £1.8 billion.  This represents 44 per cent of the portfolio spread over swaps, compared to 43 per cent as at 31 December 2010.

Stress Testing
As at 30 June 2011, stress testing of our IGD capital position to various events has the following results:

• An instantaneous 20 per cent fall in equity markets from 30 June 2011 levels would reduce the IGD surplus by £150 million;
• A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period) would reduce the IGD surplus by £700 million;
• A 150 bps reduction (subject to a floor of zero) in interest rates would reduce the IGD surplus by £500 million; and
• Credit defaults of ten times the expected level would reduce IGD surplus by £600 million.

We believe that the results of these stress tests, together with the Group's strong underlying earnings capacity, our established hedging programmes and our additional areas of financial flexibility, demonstrate that we are in a position to withstand significant deterioration in market conditions.

We also use an economic capital assessment to monitor our capital requirements across the Group, allowing for realistic diversification benefits and continue to maintain a strong position.  This assessment provides valuable insights into our risk profile.

Solvency II
The European Union (EU) is developing a new solvency framework for insurance companies, referred to as 'Solvency II'.  The Solvency II Directive, which sets out the new framework, was formally approved by the Economic and Financial Affairs Council in November 2009 and is expected to be implemented from 1 January 2013, although discussions are now underway about potentially delaying the implementation for firms until 1 January 2014.  The new approach is based on the concept of three pillars - minimum capital requirements, supervisory review of firms' assessments of risk, and enhanced disclosure requirements.

Specifically, Pillar 1 covers the quantitative requirements around own funds, valuation rules for assets and liabilities and capital requirements.  Pillar 2 provides the qualitative requirements for risk management, governance and controls, including the requirement for insurers to submit an Own Risk and Solvency Assessment (ORSA) which will be used by the regulator as part of the supervisory review process.  Pillar 3 deals with the enhanced requirements for supervisory reporting and public disclosure.

A key aspect of Solvency II is that the assessment of risks and capital requirements are intended to be aligned more closely with economic capital methodologies.  Companies may be allowed to make use of internal economic capital models if approved by the local regulator.

The European Commission is in the process of consulting on the detailed rules that complement the high-level principles in the Directive, referred to as 'implementing measures', which are not expected to be finalised before early 2012.

In particular, the Committee of European Insurance and Occupational Pensions Supervisors (CEIOPS) published a number of consultation papers in 2009 and 2010 covering advice to the European Commission on the implementing measures but there remains significant uncertainty regarding the outcome from this process.  Prudential is actively participating in shaping the outcome through our involvement in industry bodies and trade associations, including the Chief Risk Officer and Chief Financial Officer Forums, together with the Association of British Insurers (ABI) and the Comité Européen des Assurances (CEA).  In addition, further guidance and technical standards are currently being developed by the European Insurance and Occupational Pensions Authority (EIOPA).  These are expected to be subject to a formal consultation and finalised by late 2012.

Many of the issues being actively debated have received considerable focus both within the industry and from national bodies.  However, the application of Solvency II to international groups is still unclear and there remains a risk of inconsistent application, which may place Prudential at a competitive disadvantage to other European and non-European financial services groups.  There is also a possibility that depending on the outcome reached on a number of key issues, the effect of the measures finally adopted could be adverse for the Group, including potentially a significant increase in capital required to support its business.

Having assessed the high-level requirements of Solvency II, an implementation programme was initiated with dedicated teams to manage the required work across the Group.  The activity of the local Solvency II teams is being coordinated centrally to achieve consistency in the understanding and application of the requirements.

Over the coming months we will be progressing our implementation plans further and remaining in regular contact with the FSA as we continue to engage in the 'pre-application' stage of the approval process for the internal model.

Capital allocation
Prudential's approach to capital allocation takes into account a range of factors, especially risk adjusted returns on capital, the impact of alternative capital measurement bases (accounting, regulatory, economic and ratings agency assessments), tax efficiency, and wider strategic objectives.

We optimise capital allocation across the Group by using a consistent set of capital performance metrics across all business units to ensure meaningful comparison.  Capital utilisation, return on capital and new business value creation are measured at a product level.  The use of these capital performance metrics is embedded into our decision-making processes for product design and product pricing.

Our capital performance metrics are based on economic capital, which provides a view of our capital requirements across the Group, allowing for realistic diversification benefits.  Economic capital also provides valuable insights into our risk profile and is used both for risk measurement and capital management.

Risk mitigation and hedging
We manage our actual risk profile against our tolerance of risk.  To do this, we maintain risk registers that include details of the risks we have identified and of the controls and mitigating actions we employ in managing them.  Any mitigation strategies involving large transactions such as a material derivative transaction are subject to review at Group level before implementation.

We use a range of risk management and mitigation strategies.  The most important of these include: adjusting asset portfolios to reduce investment risks (such as duration mismatches or overweight counterparty exposures); using derivatives to hedge market risks; implementing reinsurance programmes to limit insurance risk; implementing corporate insurance programmes to limit the impact of operational risks; and revising business plans where appropriate.

CORPORATE GOVERNANCE

Hong Kong listing obligations

The directors confirm that the Company has complied with the code provisions of Appendix 14 of the Listing Rules of the Hong Kong Stock Exchange for the reporting period, except that it has deviated in respect of the Terms of Reference of the Remuneration Committee.  The Terms of Reference of the Remuneration Committee are limited to considering the remuneration of the Chairman and the executive directors and do not extend to making recommendations to the Board in respect of the remuneration of the non-executive directors.  The reason for the deviation is that it would be inconsistent with the principles of the UK Corporate Governance Code for the Remuneration Committee to be involved in setting the fees of non-executive directors.

The directors also confirm that the half year results have been reviewed by the Group Audit Committee.

The Company confirms that it has adopted a code of conduct regarding securities transactions by directors on terms no less exacting than required by Appendix 10 of the Listing Rules of the Hong Kong Stock Exchange, and that the directors of the Company have complied with this code of conduct throughout the period.

Going concern

After making enquiries, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for the foreseeable future and therefore consider it appropriate to continue to adopt the going concern basis of accounting in preparing the financial statements.

The UK's Financial Reporting Council (FRC) has published guidance concerning Directors' considerations of the company as a going concern, in particular the guidance pertaining to half year statements.  The Directors have addressed all relevant procedures and considerations as outlined in the FRC's guidance document.

The Company's business activities, together with the factors likely to affect its future development, successful performance and position in the current economic climate are set out in the Business Review.

In this context, the Directors have considered liquidity risk, capital and related sensitivities, which are discussed in the Risk and Capital Management' section of the Business Review.  Specifically, in making their going concern assessment, the Directors have considered:
• the Group capital position;
• the Group's capital commitments;
• the market risk and liquidity profile of the Group's assets and liabilities;
• the maturity profile of the Group's core and operational borrowings;
• various liquidity stress scenarios; and
• the capital and liquidity positions of its subsidiaries.

The Group's IFRS financial statements include cash flow details in the 'Condensed consolidated statement of cash flows' and borrowings information in notes W and X.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 05 August 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Clive Burns

Clive Burns
Head of Group Secretariat